Exhibit 99-1

Management’s Discussion and Analysis of Financial Condition,
Financial Statements, Management’s Report on Internal Control over Financial Reporting and Report of Independent Registered Accounting Firm

MANAGEMENT’S DISCUSSION & ANALYSIS
The Clorox Company
(Dollars in millions, except per-share amounts)

EXECUTIVE OVERVIEW

The Clorox Company (the “Company” or “Clorox”) is a leading manufacturer and marketer of consumer products with fiscal year 2005 revenues of $4,388. Clorox markets some of consumers’ most trusted and recognized brand names, including its namesake bleach and cleaning products, Armor All® and STP® auto care products, Fresh Step® and Scoop Away® cat litters, Kingsford® charcoal briquets, Hidden Valley® and K C Masterpiece® dressings and sauces, Brita® water-filtration systems, and Glad® bags, wraps and containers. With approximately 7,600 employees worldwide, the Company manufactures products in more than 20 countries and markets them in more than 100 countries.

GOAL AND STRATEGIES

The Company’s goal is to develop and market products that are the most successful in their categories and that make consumers’ lives easier, healthier and better. Brands like Glad Press ‘n Seal® and GladWare®, that help make storing and protecting food easier; Clorox® bleach and Clorox disinfecting wipes, that help make homes healthier; and Kingsford charcoal, which helps make grilled foods taste better, are products that are consistent with this goal. The Company competes in mid-sized categories that generally have a regional profile, like the United States or Latin America, and usually have limited major competitors.

The Company evaluates the brands and businesses in its portfolio to assess whether they have a strong market position and solid profit-growth potential, or are likely to establish such a competitive position and growth potential. The Company plans to make further investments in those brands or businesses that have the greatest potential to accelerate top-line and profit growth over time. The Company plans to sustain its investments in those brands or businesses where strong market positions and growth potential already exist, and plans to optimize for value, or in some cases, exit, the few brands or businesses in which less growth potential is expected.

The Company’s strategy is to continue to expand strategic capabilities that drive value into the categories in which it competes. In order to win over the long term, the Company plans to continue to develop its strategic capabilities in six cornerstone areas: consumers, customers, cost, people, process and partnerships. The most important success factor is the ability to build and apply world-class consumer insights into brand-building activities. The other major keys to success include the ability to deliver value-creating services to retail customers based on mutual growth and profit potential, and the ability to improve productivity, enhance margins and lower costs. The ability to successfully execute these core business strategies rests on the strength of the enabling strategies: the leadership capabilities and bench strength of our people, processes that create a seamless organization and partnerships that create virtual scale and drive growth.

FISCAL YEAR 2005 FINANCIAL PERFORMANCE AND BUSINESS EVENTS

The Company leveraged its corporate capabilities to deliver strong performance against its annual financial targets, while continuing to strive for consistency in its annual financial results. The following

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

discussion highlights the most significant aspects of its fiscal year 2005 financial performance, along with other key events and trends.

FINANCIAL PERFORMANCE

•       Net sales increased 5% during fiscal year 2005 reflecting results of brand-building efforts from our consumer insights process. Innovative new products developed from our consumer insights process provided meaningful growth, including the fiscal year 2004 fourth quarter launch of Clorox ToiletWand™ disposable toilet-cleaning system, and the fiscal year 2005 launches of Glad ForceFlex™ trash bags, and Clorox BathWand™ cleaning system. The Company expects annual net sales growth of 3% to 5% through 2008 supported by growth from established brands and new products. In fiscal year 2006, this includes, among other items, the expansion of the Glad ForceFlex technology into the OdorShield® line of trash bags, and the launch of improved Kingsford charcoal, which offers improved cooking performance for consumers.

•       Diluted net earnings per common share from continuing operations increased 26% despite a challenging commodities cost environment and increased investment in advertising and other brand-building activities. Gross margin decreased 1% driven in large part by rapidly rising commodities costs. The Company responded to these margin pressures through price increases and cost savings initiatives. In fiscal year 2005, the Company delivered approximately $104 in cost savings through trade spending efficiencies, reductions in unsaleables, logistics and manufacturing efficiencies and procurement savings. The Henkel share exchange (described below) also contributed to earnings per share accretion in fiscal year 2005.

•       In fiscal year 2005, the Company delivered free cash flow of 14% of net sales, ahead of its longer term target range of 10% to 12%. Strong performance in free cash flow, defined as cash flow from operations less capital expenditures, was delivered through strong earnings and continued discipline in fixed and working capital management (see page 5 for a reconciliation of free cash flow).

•       The Company’s return on invested capital (“ROIC”) (see page 5 for a discussion of ROIC and exhibit 99-3 for a reconciliation of ROIC) was 13.9% in fiscal year 2005 reflecting a modest improvement for the fiscal year. Strong capital management helped to mitigate the impact of commodity cost increases on the return on invested capital in fiscal year 2005. The Company is targeting 150 to 250 basis point improvement in its return on invested capital by 2008 through continued focus on top-line growth, margin enhancement and capital management.

SHARE EXCHANGE AGREEMENT

The Company completed the largest transaction in its history with Henkel KG&A (“Henkel”) during November 2004, by exchanging its ownership interest in a subsidiary for Henkel’s interest in Clorox common stock. Prior to the completion of the exchange, Henkel owned approximately 61.4 million shares, or about 29% of the Company’s outstanding common stock. The parties agreed that the Company would provide exchange value equal to $46.25 per share of Company stock being acquired in the exchange. The subsidiary transferred to Henkel contained Clorox’s existing insecticides and Soft Scrub® cleanser operating businesses, its 20% interest in the Henkel Iberica joint venture, and $2,095 in cash. This transaction was structured to qualify as a tax-free exchange and was ultimately financed through the issuance of $1,650 in senior notes. The Company experienced earnings-per-share accretion in fiscal year

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

2005 due to the lower amount of outstanding shares caused by this transaction, partially offset by lost profits related to the exchanged operating businesses and higher interest costs. The Company expects this accretion to continue into fiscal year 2006.

GLAD SUPPLY CHAIN RESTRUCTURING

In July 2004, the board of directors approved the second phase of a restructuring plan involving the Glad plastic bags, wraps and containers business, part of the Specialty Group operating segment. This phase included closing a manufacturing facility and assigning remaining production between certain of the Company’s North American plants and third-party suppliers during fiscal year 2005. The Company recorded pretax restructuring charges of $32 during fiscal year 2005 in conjunction with this phase, including asset impairment charges of $26, and employee severance and other charges of $6. In addition to restructuring charges, the Company recorded $7 of incremental operating costs, which were associated primarily with equipment and inventory transfer charges. Together with the first phase of the Glad restructuring plan, which was approved in fiscal year 2004 and included $10 of asset impairment charges related to certain manufacturing equipment taken out of service and $1 of employee severance charges, the Company expects annual pretax cost savings of approximately $15 to $20 from the Glad supply chain restructuring.

OTHER DEVELOPMENTS

In January 2005, the Company announced new management responsibilities, which resulted in the transfer of the automotive and professional products businesses from the Specialty Group segment to the Household Group — North America segment, and the transfer of the domestic Glad plastic bags, wraps and containers business from the Household Group — North America segment to the Specialty Group segment.

The following are highlights of other key fiscal year 2005 developments, which are discussed in more detail on the parenthetically-referenced pages of Management’s Discussion and Analysis:

•       In January 2005, The Procter & Gamble Company (“P&G”) paid the Company $133 to exercise its option to increase its interest in the Venture Agreement from 10% to 20% (Page 13). The Company expects that the scale created by this business partnership, which has already yielded consumer product innovations such as Glad Press ‘n Seal and Glad ForceFlex, will continue to drive product innovation in future periods.

•       In April 2005, the Company settled a tax contingency with the Internal Revenue Service (“IRS”), which resulted in tax payments of $94 (excluding $6 of tax benefits) in fiscal year 2005 and $150 in the first quarter of fiscal year 2006 (Page 16).

•       The Company expects to repatriate approximately $200 of earnings from its foreign subsidiaries in fiscal year 2006 in order to receive a one-time dividends-received deduction allowed under the terms of the American Jobs Creation Act of 2004 (the “Act”). The Company expects that the cash made available to the parent company by the Company’s foreign locations will be used for reinvestment in qualifying activities (Page 18).

•       Beginning in fiscal year 2006, the Company will begin to record compensation cost for its stock option grants and implement other new rules related to share-based payments, which the Company

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

expects to reduce annual diluted net earning per common share by $0.14 to $0.16 in fiscal year 2006 (Page 17).

The Company believes the success of its strategies is reflected in its strong financial performance in fiscal year 2005. For a more detailed analysis of the Company’s fiscal year results, please refer to the “Results of Worldwide Operations” and “Financial Position and Liquidity” in the sections that follow.

RESULTS OF WORLDWIDE OPERATIONS

Management’s discussion and analysis of the results of operations, unless otherwise noted, compares fiscal year 2005 to fiscal year 2004 and fiscal year 2004 to fiscal year 2003, using percent changes calculated on an unrounded basis. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion.

As described in Note 1 in the Notes to Consolidated Financial Statements, certain reclassifications have been made to all prior periods presented to conform to the current year presentation, including the reclassifications necessary to reflect the fiscal year 2005 realignment of management responsibilities in the reporting of segment information, which was discussed in the Executive Overview. On March 3, 2005, the Company filed reclassified financial statements to reflect as discontinued operations the operating businesses that it exchanged as part of the Henkel share exchange, which is also discussed above in the Executive Overview.

FINANCIAL PERFORMANCE MEASURES

				% Change
	2005	2004	2003	2005 to 2004	2004 to 2003
Net sales	$4,388	$4,162	$3,986	5%	4%
Gross profit	1,895	1,831	1,815	3	1
Diluted net earnings per common share from continuing operations	2.88	2.28	2.08	26	10
Free cash flow as a % of net sales	14.0%	17.5%	15.1%
Return on invested capital	13.9%	13.5%	13.9%

Net sales in fiscal year 2005 increased 5% compared to the prior period, driven primarily by overall volume growth of 5%. Other factors impacting net sales included price increases offset by increased trade-promotion spending. The improvement in volume was driven by new product introductions and increased shipments of established products. During fiscal year 2005, the Company introduced several new products, including Glad ForceFlex trash bags, the Clorox BathWand cleaning system, Clorox dual action toilet bowl cleaner, Clorox disinfecting bathroom cleaner, Glad Press ‘n Seal Freezer™ wrap, and three new flavors of K C Masterpiece food items.

Net sales in fiscal year 2004 increased 4% compared to fiscal year 2003, driven by overall volume growth of 4%, resulting from new product introductions and increased shipments of established products. During fiscal year 2004, the Company introduced several new products, including Glad Press ‘n Seal sealable plastic wrap, Clorox Bleach Pen® gel and Clorox ToiletWand disposable toilet-cleaning system, three new flavors of Hidden Valley salad dressings and two new K C Masterpiece barbeque items.

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

Gross profit increased 3% in fiscal year 2005, and decreased as a percentage of net sales to 43% in fiscal year 2005 from 44% in fiscal year 2004. This decline as a percentage of net sales was primarily due to higher expenses for raw materials, transportation and warehousing, partially offset by price increases and cost savings.

Gross profit increased 1% in fiscal year 2004, and decreased as a percentage of net sales to 44% in fiscal year 2004, from 45% in fiscal year 2003. This decrease as a percentage of net sales was driven by higher raw material, transportation and warehousing costs, the third-party production of some Match Light® charcoal and start-up costs for new products, partially offset by cost savings.

Diluted net earnings per common share from continuing operations increased by $0.60 in fiscal year 2005. This improvement was driven by a $27 increase in earnings from continuing operations as well as a decrease in common shares outstanding during fiscal year 2005 due to the Henkel share exchange. Increased earnings from continuing operations were driven by sales growth and cost savings, partially offset by higher expenses for raw materials, interest and logistics.

Diluted net earnings per common share from continuing operations increased $0.20 in fiscal year 2004. This improvement reflected a $29 increase in earnings from continuing operations as well as a decrease in common shares outstanding during fiscal year 2004 due to the repurchase of 5 million shares. Increased earnings from continuing operations were principally due to volume and sales growth from new products and increased shipments of established brands. This growth was partially offset by commodity and other manufacturing cost increases.

Free cash flow is a “non-GAAP measure” used by the Company’s management to help assess funds available for investing and financing activities such as debt payments, dividend payments and share repurchases, and also to fund potential acquisitions. As shown below, free cash flow is calculated as cash provided by operations less capital expenditures. Free cash flow does not represent cash available only for discretionary expenditures, since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures.

	2005	2004	2003
Cash provided by operations	$765	$899	$803
Less: capital expenditures	(151)	(170)	(203)
Free cash flow	$614	$729	$600

Free cash flow as a percentage of net sales decreased approximately 350 basis points in fiscal year 2005 primarily due to a $94 tax settlement payment and sales growth, partially offset by increased earnings from continuing operations. Free cash flow as a percentage of net sales increased approximately 250 basis points in fiscal year 2004 primarily due to strong earnings from continuing operations and decreases in working capital, partially offset by sales growth of 4%.

ROIC is a “non-GAAP measure” used by management to evaluate the efficiency of its capital spending (for a detailed reconciliation of ROIC, refer to exhibit 99-3). ROIC is generally defined as net operating profit after taxes, excluding certain costs and expenses, divided by average invested capital. ROIC increased approximately 40 basis points during fiscal year 2005 due to a higher adjusted net operating profit after taxes driven primarily by sales growth, partially offset by higher average invested capital. ROIC decreased approximately 40 basis points in fiscal year 2004 primarily due to higher average invested capital.

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

CONSOLIDATED RESULTS

OPERATING EXPENSES

				% Change		% of Net Sales
				2005 to	2004 to
	2005	2004	2003	2004	2003	2005	2004	2003
Gross profit	$1,895	$1,831	$1,815	3%	1%	43.2%	44.0%	45.5%
Selling and administrative expenses	551	543	523	2	4	12.6	13.0	13.1
Advertising costs	435	420	446	3	(6)	9.9	10.1	11.2
Research and development costs	88	84	75	6	10	2.0	2.0	1.9
Operating profit	$821	$784	$771	5%	2%	18.7%	18.9%	19.3%

Selling and administrative expenses increased 2% in fiscal year 2005 due to compensation cost and professional fee increases but declined slightly as a percentage of net sales.

Selling and administrative expenses increased 4% in fiscal year 2004, primarily due to higher amortization of $12 related to the Company’s information systems and a contribution of $6 to The Clorox Company Foundation.

Advertising costs increased 3% in fiscal year 2005 as a result of spending to support established brands and new product launches.

Advertising costs decreased 6% in fiscal year 2004, which reflected a shift in spending from advertising to trade promotions.

Operating profit increased 5% in fiscal year 2005. Operating profit margin, which is the ratio of operating profit to net sales, declined approximately 20 basis points in fiscal year 2005 driven primarily by a lower gross profit margin.

Operating profit increased 2% in fiscal year 2004 compared to fiscal year 2003. Operating profit margin declined approximately 40 basis points primarily due to a decrease in gross profit margin during the year, partially offset by lower advertising costs.

NON-OPERATING EXPENSES AND INCOME TAXES

				% Change
	2005	2004	2003	2005 to 2004	2004 to 2003
Restructuring and asset impairment costs	$36	$11	$33	221%	(65)%
Interest expense	79	30	28	168	7
Other (income), net	(23)	(9)	(8)	168	2
Income taxes on continuing operations	212	262	257	(19)	2

Restructuring and asset impairment costs of $36 in fiscal year 2005 included $26 for asset impairment and $6 for severance and other costs related to the second phase of the Glad supply chain restructuring. The Company also recorded asset impairment charges and severance costs of $4 related to manufacturing operations in the International segment.

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

Restructuring and asset impairment costs of $11 in fiscal year 2004 included $10 for asset impairment and $1 for severance costs related to the first phase of the Glad supply chain restructuring.

Restructuring and asset impairment costs of $33 in fiscal year 2003 related primarily to a $30 goodwill impairment charge for the Company’s business in Argentina. This charge was driven by economic and currency instability in the local market and significant changes in competitor actions that resulted in a change to the Company’s marketing strategy.

Interest expense increased $49 in fiscal year 2005, driven primarily by interest costs associated with the offering of $1,650 in senior notes in connection with the Henkel share exchange. There was no significant change in the interest expense in fiscal year 2004.

Other income, net of $23 in fiscal year 2005 included $25 related to the gain on the exchange and equity earnings from the Company’s investment in Henkel Iberica, which was transferred to Henkel as part of the share exchange. In addition, the Company recorded an $11 foreign currency transaction gain in the fourth quarter of fiscal year 2005 (Note 15). Partially offsetting these gains were losses of $16 from the Company’s investment in low-income housing partnerships (Note 7).

Other income, net of $9 in fiscal year 2004 included $17 of equity earnings (of which $11 related to the investment in Henkel Iberica), $9 related to favorable legal settlements, and $4 of interest income. These gains were partially offset by expenses of $14 for environmental remediation and monitoring at a former plant site in Michigan (Note 19) and $7 related to the amortization of intangible assets.

Other income, net of $8 in fiscal year 2003 included $9 of equity earnings (of which $2 related to the investment in Henkel Iberica), an $8 gain on the sale of land, and a $6 gain from the sale of the Black Flag® insecticide business. These gains were partially offset by expenses of $11 from the amortization of intangibles, and a $4 loss from the sale of the Jonny Cat® cat litter business.

The effective tax rate on continuing operations was 29.1%, 34.9% and 35.8% in fiscal years 2005, 2004 and 2003, respectively. The lower rate in fiscal year 2005 was primarily due to the release of tax accruals related to the tax settlement with the IRS (refer to the “Contingencies” section for further discussion) and to the nontaxable gain on the exchange of the equity investment in Henkel Iberica. These two benefits were partially offset by the tax on earnings to be repatriated under the American Jobs Creation Act. The lower rate in fiscal year 2004 was primarily due to lower taxes on foreign activities.

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

EARNINGS FROM DISCONTINUED OPERATIONS

	2005	2004	2003
Gain on exchange	$550	—	—
Earnings from exchanged businesses	37	$87	$84
Reversal of deferred taxes from exchanged businesses	6	—	—
Losses from Brazil operations	—	(4)	(26)
Income tax expense on discontinued operations	(14)	(24)	(26)
Total earnings from discontinued operations	$579	$59	$32
Diluted earnings per share from discontinued operations	$3.23	$0.28	$0.15

The gain on share exchange, earnings from exchanged businesses and reversal of deferred taxes were related to the Company’s transaction with Henkel. Losses from Brazil operations in fiscal years 2004 and 2003 were related to the Company’s decision to exit its Brazil business and included a pretax impairment charge of $23 in fiscal year 2003 (Note 2).

Diluted earnings per share from discontinued operations increased in fiscal year 2005 primarily due to the gain on the Henkel share exchange. Diluted earnings per share from discontinued operations increased in fiscal year 2004 primarily due to the impairment charge recorded related to the discontinuation of the Brazil operations in fiscal year 2003.

SEGMENT RESULTS

HOUSEHOLD GROUP — NORTH AMERICA

				% Change
				2005	2004
				to	to
	2005	2004	2003	2004	2003
Net sales	$2,038	$1,986	$1,995	3%	—
Earnings from continuing operations before income taxes	633	634	613	—	3%

Fiscal Year 2005 versus Fiscal Year 2004: Volume and net sales increased while earnings from continuing operations before income taxes declined slightly during fiscal year 2005. Volume growth of 4% was driven primarily by increased shipments of established products and new product launches. The variance between volume and sales growth was due to higher trade-promotion spending to support new product launches and unfavorable product mix. The slight decline in earnings from continuing operations before income taxes was primarily due to higher advertising expenses to support established products and new product launches, trade-promotion spending, and higher raw material costs, offsetting the favorable impact of increased sales and cost savings.

Shipments of laundry and homecare products increased 7%, driven by increased shipments of established brands including Clorox disinfecting wipes, and new product launches including the Clorox BathWand cleaning system, Clorox disinfecting bathroom cleaner and the fiscal year 2004 launch of Clorox ToiletWand cleaning system.

Shipments of Brita U.S. products declined 4% during fiscal year 2005 primarily due to decreased sales promotion, partially offset by the product launch of Brita AquaView™.

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

Shipments of automotive care products decreased 5%, driven by overall decreased category market demand, partially offset by the Armor All gels new product launch.

Fiscal Year 2004 versus Fiscal Year 2003: Volume and earnings from continuing operations before income taxes increased while net sales remained flat during fiscal year 2004. The increase in volume of 1% was driven primarily by new product launches, increased shipments of established products and distribution gains in new channels. The variance between volume and net sales was due to unfavorable product mix. The increase in earnings from continuing operations before income taxes was primarily due to reduced levels of advertising expense.

Shipments of laundry and homecare products increased 3%, driven by the introduction of the Clorox ToiletWand disposable cleaning system and Clorox Bleach Pen gel. Additionally, increased shipments of Clorox disinfecting wipes and Tilex® products were driven by effective advertising campaigns and merchandising programs. These volume gains were partially offset by lower shipments of the Clorox ReadyMop® mopping system and Pine-Sol® cleaners due to fewer merchandising events.

Total volume for Brita water-filtration products increased 6%, driven by growth in faucet-mount products and pour-through systems, primarily due to increased merchandising.

Volume increases in the segment were partially offset by volume declines of 7% in the segment’s automotive care business, primarily due to discontinuing private label fuel additives and increased competitive activity.

SPECIALTY GROUP

				% Change
				2005	2004
				to	to
	2005	2004	2003	2004	2003
Net sales	$1,788	$1,677	$1,549	7%	8%
Earnings from continuing operations before income taxes	435	417	442	4	(5)

Fiscal Year 2005 versus Fiscal Year 2004: Volume, net sales and earnings from continuing operations before income taxes increased during fiscal year 2005. Increases in volume of 3% and net sales of 7% were driven primarily by new product launches, increased shipments of established products, and price increases. The increase in earnings from continuing operations before income taxes was primarily due to volume growth, cost savings and price increases, partially offset by an asset impairment charge due to the Glad business supply chain restructuring initiative and increased raw material, manufacturing and logistics costs.

Shipments of Glad products increased 7% during fiscal year 2005. This gain was primarily driven by increased shipments of Glad trash bags, due to the product launch of Glad ForceFlex in fiscal year 2005, and continued growth of Glad Press ‘n Seal sealable plastic wrap, launched in fiscal year 2004.

Shipments of food products decreased 1%, driven by category softness, partially offset by new product line extensions including the launch of three new K C Masterpiece food items. Shipments of cat litter increased 2% in fiscal year 2005, driven by record shipments of Scoop Away and Fresh Step scoopable cat litters, partially offset by competitive promotional activity.

Shipments of Kingsford charcoal products declined 1%, driven primarily due to poor weather.

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

Fiscal Year 2004 versus Fiscal Year 2003: The segment’s volume and net sales grew during fiscal year 2004, while earnings from continuing operations before income taxes declined. Growth in net sales was primarily driven by volume gains of 8%. Earnings from continuing operations before income taxes decreased due to charges of $11 for the Glad supply chain restructuring initiative, increased expenses associated with third-party production of some Match Light charcoal products and higher commodity costs. Research and development costs also increased during fiscal year 2004, primarily to support launches of new Glad products. Partially offsetting these cost increases were increased volume and cost savings.

Shipments of Glad products increased 9% due to the launch of Glad Press ‘n Seal sealable wrap, and increased shipments of trash bags and GladWare containers resulting from increased merchandising activity. These volume gains were slightly offset by decreased shipments of food bags due to category softness.

Shipments of food products increased 11% behind Hidden Valley salad dressings and K C Masterpiece barbeque products. This volume growth was driven by the launch of three new Hidden Valley salad dressing flavors and two new K C Masterpiece barbecue products, and increased distribution and marketing support.

Shipments of cat litter grew 6%, driven by Scoop Away and Fresh Step scoopable cat litters. Shipments of seasonal products grew 7%, driven primarily by strong shipments of Kingsford charcoal due to increased merchandising, distribution growth and increased advertising and marketing support.

INTERNATIONAL

				% Change
				2005	2004
				to	to
	2005	2004	2003	2004	2003
Net sales	$562	$499	$442	13%	13%
Earnings from continuing operations before income taxes	119	115	55	3	111

Fiscal Year 2005 versus Fiscal Year 2004: Volume, net sales and earnings from continuing operations before income taxes increased during fiscal year 2005. Volume growth of 11% was driven by economic, category and share growth in Latin America, primarily within the laundry and homecare businesses, and increased shipments of cleaning products in Asia Pacific. The variance between sales and volume growth was driven by favorable foreign exchange rates and price increases in Latin America. The increase in earnings from continuing operations before income taxes was driven by volume growth, price increases and cost savings, partially offset by increased raw material costs.

Fiscal Year 2004 versus Fiscal Year 2003: Year-over-year growth in fiscal year 2004 in volume, net sales and earnings from continuing operations before income taxes was principally due to the overall economic recovery in Latin America, the Company’s continued focus on its strategic core brands, favorable foreign exchange rates, and impairment charges that occurred in fiscal year 2003.

The volume increase of 5% during fiscal year 2004 was driven by gains in Latin America and Asia Pacific. The Company’s investment in its core brands contributed to volume and sales growth in Latin America. Volume increases in Asia Pacific also contributed to the segment’s sales growth, due primarily to the launch of new products in Australia, and stronger sales in the bags and wraps category.

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

The 111% increase in fiscal year 2004 earnings from continuing operations before income taxes was due to a $30 asset impairment charge in fiscal year 2003 for Argentina, volume and net sales growth, pricing and cost cutting initiatives in the Latin America and Asia Pacific businesses, partially offset by higher promotional activities across all countries in Latin America and incremental advertising spending in Latin America and Asia Pacific to support new product launches and core brands. Gross margins and pretax earnings in Latin America have benefited from the restructuring initiated in fiscal year 2002, strategic initiatives to reduce low-margin products, as well as continuing cost-reduction efforts during fiscal year 2004.

CORPORATE, INTEREST AND OTHER

				% Change
				2005	2004
				to	to
	2005	2004	2003	2004	2003
Losses from continuing operations before income taxes	$(458)	$(414)	$(392)	11%	6%

Fiscal Year 2005 versus Fiscal Year 2004: The losses from continuing operations before income taxes attributable to Corporate, Interest and Other increased by $44, or 11%, in fiscal year 2005, primarily due to higher interest costs associated with the offering of $1,650 in senior notes in connection with the Henkel share exchange.

Fiscal Year 2004 versus Fiscal Year 2003: Losses from continuing operations before income taxes attributable to Corporate, Interest and Other increased by $22, or 6%, in fiscal year 2004, due primarily to higher amortization of $12 related to the Company’s information systems and additional environmental expenses.

FINANCIAL POSITION AND LIQUIDITY

The Company’s financial position and liquidity remained strong during fiscal year 2005, driven by continued strong cash flows and effective working capital management, resulting in ready access to capital markets at competitive rates. The Company resumed making share repurchases in the fourth quarter of fiscal year 2005 to offset the impact of fiscal year stock option exercises, a repurchase program that had been temporarily suspended pending the completion of the Henkel share exchange.

As discussed further on page 15 under the heading “Contingencies,” the Company reached a settlement agreement with the IRS in April 2005, which resulted in tax payments of $94 in fiscal year 2005 and $150 in the first quarter of fiscal year 2006. During fiscal year 2006, the Company expects to repatriate approximately $200 of foreign earnings under the terms of the American Jobs Creation Act (the “Act”). The Company expects that the tax savings allowed under the Act, along with the cash made available at the parent company level by the Company’s foreign locations, will be used for reinvestment in qualifying activities.

The following table summarizes the cash activities of continuing operations:

	2005	2004	2003
Cash provided by continuing operations	$728	$844	$760
Cash used for investing by continuing operations	(154)	(234)	(201)
Cash used for financing by continuing operations	(552)	(596)	(627)

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

OPERATING ACTIVITIES

Net cash provided by continuing operations decreased by 14% to $728 in fiscal year 2005 from $844 in fiscal year 2004, primarily due to the $94 of tax payments referenced above, partially offset by an increase in earnings from continuing operations. In addition to the settlement of income tax contingencies, significant working capital changes between June 30, 2005 and 2004 included a decline in receivables due to improved collections and shorter customer payment terms, a decline in payable and accrued liability balances driven by the timing of payments, and an increase in inventory levels, which was primarily driven by higher commodity costs.

Net cash provided by continuing operations increased 11% in fiscal year 2004 due to strong earnings from continuing operations and decreases in working capital. Decreases in the cash effects of working capital changes during fiscal year 2004 were driven by increases in tax contingency accruals, partially offset by increases in inventories due to new product launches, and a build in charcoal inventories to normal seasonal levels. The Company also contributed $41 to its pension plans, which decreased cash provided by operations.

Net cash provided by continuing operations was $760 in fiscal year 2003 due to strong net earnings from continuing operations and the timing of tax payments, partially offset by $55 of pension contributions.

INVESTING ACTIVITIES

Capital expenditures were $151 in fiscal year 2005, $170 in fiscal year 2004 and $203 in fiscal year 2003. Fiscal year 2005 capital spending as a percentage of net sales of 3% was within the Company’s current goal of 4% or less. Fiscal year 2004 and 2003 included capital expenditures related to the Company’s implementation of an enterprise resource planning and customer relationship data processing system of $45 and $91, respectively. The Company completed the implementation by June 30, 2004.

FINANCING ACTIVITIES

CAPITAL RESOURCES AND LIQUIDITY

In December 2004, the Company issued $1,650 in private placement senior notes in connection with the Henkel share exchange as discussed in the Executive Overview. The senior notes consist of $500 aggregate principal amount of floating-rate senior notes due December 2007, $575 aggregate principal amount of 4.20% senior notes due January 2010 and $575 aggregate principal amount of 5.00% senior notes due January 2015. The floating-rate senior notes incur interest at a rate equal to three-month LIBOR plus 0.125%, reset quarterly. The interest rate at June 30, 2005 for the floating-rate senior notes was 3.53%. The Company used the full amount of the net proceeds from the offering to repay a portion of the amount outstanding under its commercial paper program used to finance the cash contribution made in connection with the share exchange with Henkel. In April 2005, the Company completed an exchange offering that allowed debt holders to exchange the private placement senior notes for senior notes registered under the Securities Act of 1933, as amended. The Company anticipates increased levels of future cash outflows to service the principal and interest payments of these new senior notes.

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

The Company continues to maintain strong credit ratings as of June 30, 2005, as shown in the table below, and was in compliance with all restrictive covenants and limitations as of June 30, 2005.

	Short-Term	Long-Term
Standard and Poor’s	A-2	A-
Moody’s	P-2	A3
Fitch	F2	A-

The Company’s credit facilities as of June 30 were as follows:

	2005	2004
Domestic credit facilities:
Credit line, scheduled to expire in December 2009	$1,300	—
Credit line, scheduled to expire in June 2005	—	$600
Credit line, scheduled to expire in March 2007	—	350
Foreign and other credit lines	16	12
Total	$1,316	$962

At June 30, 2005, there were no borrowings under the $1,300 credit agreement, which is available for general corporate purposes and to support additional commercial paper issuance. During the quarter ended December 31, 2004, the $600 and $350 credit facilities were cancelled. In addition, as of June 30, 2005, the Company had $14 available for borrowing under foreign and other credit lines.

Based on the Company’s working capital requirements, the current borrowing availability under its credit agreements, its strong credit ratings, and its expected ability to generate positive cash flows from operations in the future, the Company believes that it will have the funds necessary to meet all of its financing requirements and other fixed obligations as they come due. Should the Company undertake transactions requiring funds in excess of its current cash levels and available credit lines, it might consider the issuance of debt or other securities to finance acquisitions, to refinance debt or to fund other activities for general business purposes.

VENTURE AGREEMENT

In January 2003, the Company entered into an agreement with P&G to form a business relationship (the “Venture Agreement”) related to the Company’s Glad plastic bags, wraps and containers business. For the first five years of the agreement, P&G had an option to purchase an additional 10% interest in the profit, losses and cash flows of the Glad business, as defined, at pre-determined prices. In January 2005, P&G paid the Company $133 to exercise this option to increase its interest from 10% to 20%, which is the maximum investment P&G can make under the Venture Agreement. The Company recorded a corresponding $133 increase to other liabilities in its third fiscal quarter to reflect the contractual requirement to purchase P&G’s interest at the termination of the agreement. In addition, the Company established a $34 deferred tax asset in the third quarter of fiscal year 2005 related to this option exercise.

SHARE REPURCHASES AND DIVIDEND PAYMENTS

The Company has two share repurchase programs, consisting of an open-market program, which has a total authorization of $1,700, and a program to offset the impact of share dilution related to the exercise of

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

stock options (“evergreen program”), which has no authorization limit. Due mainly to the acquisition of 61.4 million of the Company’s shares in the transaction with Henkel, there were no repurchases under the open-market program during fiscal year 2005 and no repurchases under the evergreen program until the fourth quarter of 2005. The total number of shares repurchased to-date under the open-market program was 22 million shares at a cost of $932, leaving $768 of authorized repurchases remaining under that program as of June 30, 2005. Share repurchases under the evergreen program were $160 (3 million shares) during fiscal year 2005.

On November 17, 2004, the Company announced an increase in the quarterly dividend rate from $0.27 per share to $0.28 per share. Dividends paid in fiscal year 2005 were $201 or $1.10 per share. The Company’s June 30, 2005, Consolidated Balance Sheet has also been updated to include dividends of $42 that were declared in May 2005 and paid in August 2005. The share exchange transaction with Henkel will result in a reduction of future dividend payments due to the lower number of shares outstanding.

Contractual Obligations

The Company had contractual obligations payable or maturing (excluding commercial paper borrowings, planned funding of pensions and other post-retirement benefits) in the following fiscal years:

At June 30, 2005	2006	2007	2008	2009	2010	Thereafter	Total
Operating leases	$23	$23	$21	$16	$12	$55	$150
Purchase obligations	187	38	32	11	4	4	276
Capital requirements for low-income housing partnerships	5	2	2	1	—	—	10
Long-term debt maturities including interest payments (1)	102	249	580	71	635	1,016	2,653
Net terminal obligation pursuant to Venture Agreement	—	—	—	—	—	258	258
Total contractual obligations	$317	$312	$635	$99	$651	$1,333	$3,347

(1)    The interest rate in effect as of June 30, 2005 was used to estimate the future interest payments on the floating rate debt.

Purchase obligations are defined as purchase agreements that are enforceable and legally-binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company’s purchase obligations include firm commitments for raw material purchases and contract manufacturing services, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts.

Off-Balance Sheet Arrangements

In conjunction with divestitures and other transactions, the Company may provide indemnifications relating to the enforceability of trademarks, pre-existing legal, tax, environmental and employee liabilities, as well as provisions for product returns and other items. The Company has indemnification agreements in effect that specify a maximum possible indemnification exposure. The Company’s aggregate maximum exposure from these agreements is $291, which consists primarily of an indemnity of up to $250 made to Henkel in connection with the Share Exchange Agreement, subject to a minimum threshold of $12 before

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

any payments would be made. The general representations and warranties made by the Company in connection with the Henkel Share Exchange Agreement were made to guarantee statements of fact at the time of the transaction closing and pertain to environmental, legal, and other matters and have terms with varying expiration dates.

In addition to the indemnifications related to the general representations and warranties, the Company entered into an agreement with Henkel regarding certain tax matters. The Company made certain representations of fact as of the closing date of the exchange transaction and certain representations and warranties regarding future performance designed to preserve the tax-free status of the exchange transaction. In general, the Company agreed to be responsible for Henkel’s taxes on the transaction if the Company’s actions result in a breach of the representations and warranties in a manner that causes the share exchange to fail to qualify for tax-free treatment. Henkel has agreed to similar obligations. The Company is unable to estimate the amount of maximum potential liability relating to the tax indemnification as the agreement does not specify a maximum amount and the Company does not know Henkel’s tax basis in the shares exchanged in the exchange transaction nor the effective tax rate that would be applied, although the Company believes Henkel’s tax basis in the shares exchanged is low. The Company does note, however, that the potential tax exposure, if any, could be very significant as the value of the subsidiary stock transferred to Henkel in the exchange transaction was approximately $2,800. Although the agreement does not specify an indemnification term, any exposure under the agreement would be limited to taxes assessed prior to the expiration of the statute of limitations period for assessing taxes on the share exchange transaction. Based on the nature of the representations and warranties as well as other factors, the Company has not accrued any liability under this indemnity.

The Company is a party to a $22 letter of credit issued to one of its insurance carriers. The Company has not recorded any liabilities on any of the aforementioned guarantees at June 30, 2005.

Contingencies

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations. The Company has a recorded liability of $33 and $29 at June 30, 2005 and 2004, respectively, for its share of the related aggregate future remediation cost, of which $8 was accrued during the year ended June 30, 2005. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounts for a substantial majority of the recorded liability at both June 30, 2005 and 2004. The Company is subject to a cost-sharing arrangement with another party for this matter, under which the Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs, other than legal fees, as the Company and the other party are each responsible for their own such fees. In October 2004, the Company and the other party agreed to a consent judgment with the Michigan Department of Environmental Quality (“MDEQ”), which sets forth certain remediation goals and monitoring activities. Based on the current status of this matter, and with the assistance of environmental consultants, the Company maintains an undiscounted liability representing its best estimate of its share of costs associated with the capital expenditures, maintenance and other costs to be incurred over an estimated 30-year remediation period. The most significant components of the liability relate to the estimated costs associated with the remediation of groundwater contamination and excess levels of subterranean methane deposits. Currently, the Company cannot accurately predict the timing of the payments that will likely be made under this estimated obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts,

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

changes in remediation requirements and the timing, varying costs and alternative clean-up technologies that may become available in the future. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

The Company is also subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employment and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

The IRS has completed its audit of the Company’s 1997 through 2000 tax returns. The audit of the 2001 and 2002 tax years is now in progress. In April 2005, the Company reached an agreement with the IRS resolving certain tax issues originally arising in the period from 1997 through 2000. As a result of the settlement agreement, the Company is paying $247 in federal and state taxes and interest related to the years 1997 through 2004. After considering tax savings from increased state tax and interest deductions, net federal and state taxes and interest total $228. Of the $247 in federal and state taxes and interest, the Company paid $94 in the third and fourth quarters of fiscal year 2005 and paid the majority of the balance, approximately $150, in the first quarter of fiscal year 2006. The Company had previously accrued for this contingency. In the third quarter of fiscal year 2005, the Company released approximately $23 in tax accruals related to this matter.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As a multinational company, the Company is exposed to the impact of foreign currency fluctuations, commodity prices, interest rate risk and other types of market risk. In the normal course of business, the Company manages its exposure to market risk using a variety of derivative instruments. The Company’s objective in managing its exposure to market risk is to limit the impact of fluctuations on earnings and cash flow through the use of swaps, forward purchase, options and futures contracts. Derivative contracts are entered into for non-trading purposes with major credit-worthy institutions, thereby decreasing the risk of credit loss.

SENSITIVITY ANALYSIS

For fiscal year 2005, the Company’s exposure to market risk was estimated using sensitivity analysis, which illustrates the change in the fair value of a derivative financial instrument assuming hypothetical changes in foreign exchange rates, market rates or prices. The results of the sensitivity analysis for foreign currency derivative contracts and commodity derivative contracts are summarized below. Actual changes in foreign exchange rates or market prices may differ from the hypothetical changes, and any changes in the fair value of the contracts, real or hypothetical, would be partly offset by an inverse change in the value of the underlying hedged items.

The Company periodically assesses and takes action to mitigate its exposure to interest rate risk, and as of June 30, 2005, the Company had no outstanding interest rate contracts.

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

FOREIGN CURRENCY DERIVATIVE CONTRACTS

The Company seeks to minimize the impact of certain foreign currency fluctuations by hedging transactional exposures with foreign currency forward and option contracts. The Company’s foreign currency transactional exposures exist primarily with the Canadian Dollar and certain other currencies. Based on a hypothetical decrease (or increase) of 10% in the value of the U.S. Dollar against the currencies that the Company has derivative instruments for at June 30, 2005, the Company would incur foreign currency losses (or gains) of $3.

COMMODITY DERIVATIVE CONTRACTS

The Company is exposed to changes in the price of commodities used as raw materials in the manufacturing of its products. These commodities include resin, chlor-alkali, linerboard, diesel, solvent, jet fuel and soybean oil. The Company uses various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities, including long-term contracts and commodity futures and swap contracts. The commodity price sensitivity analysis includes commodity futures, swaps, and option contracts affected by commodity price risk. Based on a hypothetical decrease (or increase) of 10% in commodity prices, the estimated fair value of the Company’s commodity derivative contracts would decrease (or increase) by $7, resulting in decreases (or increases) to accumulated other comprehensive income and net earnings of $5 and $2, respectively for fiscal year 2005.

In fiscal year 2004, the Company discontinued hedge accounting treatment for its resin commodity contracts since the contracts no longer met the accounting requirements for a cash flow hedge. These contracts are used as an economic hedge of resin prices and changes in the fair value of these contracts are recorded in other (income) expense.

NEW ACCOUNTING STANDARDS

SHARE-BASED PAYMENT

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123-R, “Share-Based Payment.” This Statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for (a) equity instruments of the company, such as stock options, or (b) liabilities, such as those related to performance units, that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. The Company currently accounts for stock options using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” whereby stock options are granted at market price and no compensation cost is recognized, and discloses the pro forma effect on net earnings assuming compensation cost had been recognized in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123-R, which is effective for the Company beginning in the first quarter of fiscal year 2006, eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally requires that such transactions be accounted for using prescribed fair-value-based methods. SFAS No. 123-R permits public companies to adopt its requirements using one of two methods: (a) a “modified prospective” method in which compensation costs are recognized beginning with the effective date based on the requirements of SFAS No. 123-R for all share-based payments granted or modified after the effective date, and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123-R that remain unvested on the effective date or (b) a “modified retrospective” method which includes the requirements of the modified

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

prospective method described above, but also permits companies to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either for all periods presented or prior interim periods of the year of adoption.

In March 2005, the U.S. Securities & Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which provides additional guidance on the implementation of SFAS No. 123-R for public companies. Among other topics related to share-based payment, SAB No. 107 includes guidance on equity compensation valuation methods, income statement classification and presentation, capitalization of compensation costs, and income tax accounting. The Company has decided to adopt SFAS No. 123-R using the modified prospective method under which the Company currently expects to record a reduction to net income ranging from $21 to $24 or $0.14 to $0.16 per diluted share in fiscal year 2006, which includes the incremental accounting impact from the issuance of stock options and performance units. The Company plans to continue to use the Black-Scholes option pricing model to determine the fair value of awards.

OTHER NEW ACCOUNTING STANDARDS AND DEVELOPMENTS

In November 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) regarding EITF Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.” SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that the results of operations of a component of an entity that either has been disposed of or classified as held for sale should be reported in discontinued operations if: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. EITF Issue No. 03-13 addresses how companies should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from its ongoing operations and the types of continuing involvement that constitute “significant” continuing involvement. The consensus ratified in EITF Issue No. 03-13 is effective for a component of an entity that is disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004 or earlier, at the option of the company, if disposed of or classified as held for sale within the company’s fiscal year that includes the date of consensus ratification. Based on the guidance in EITF Issue No. 03-13, the Company has classified the operating results of its insecticides and Soft Scrub businesses, which were transferred as part of the share exchange transaction with Henkel, as discontinued operations for all periods presented herein.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of Accounting Research Bulletin No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The adoption of this standard is currently not expected to have a material impact on the consolidated financial statements.

In October 2004, the American Jobs Creation Act (“the Act”) was signed into law. The Act provides a special deduction with respect to income of certain U.S. manufacturing activities and a one-time 85% dividends-received deduction for certain foreign earnings that are repatriated, as defined in the Act. The Company is currently evaluating the impact of the manufacturing deduction, which should affect its consolidated financial statements as early as fiscal year 2006. In the quarter ended March 31, 2005, the

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

Company completed its evaluation of the effects of the Act on its plans for repatriation. The Company recognized incremental income tax expense of $12 in fiscal year 2005, which represents the net tax on foreign earnings accumulated through June 30, 2005 that are expected to be repatriated in fiscal year 2006. The Company anticipates repatriation of approximately $200 in fiscal year 2006, with a resulting tax provision increase of $4 in fiscal year 2006.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The methods, estimates, and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas requiring the application of management’s estimates and judgment include assumptions pertaining to credit worthiness of customers, future product volume and pricing estimates, accruals for coupon and promotion programs, foreign currency exchange rates, interest rates, discount rates, useful lives of assets, future cost trends, investment returns, tax strategies, and other external market and economic conditions. Accordingly, a different financial presentation could result depending on the judgments, estimates, or assumptions that are used. The most critical accounting policies are the ones that are most important to the portrayal of the Company’s financial condition and results, and require the Company to make its most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company’s most critical accounting policies are: revenue recognition; valuation of intangible assets and property, plant and equipment; employee benefits; and income taxes. The Company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company’s significant accounting policies is contained in Note 1 of the Notes to Consolidated Financial Statements.

REVENUE RECOGNITION

Sales are recognized as revenue when the risk of loss and title pass to the customer, generally at the time of shipment for domestic sales and at the time of customer receipt for international sales, and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed and determinable, and collection is reasonably assured. Sales are recorded net of allowances for returns, trade promotions, coupons and other discounts.

The Company routinely commits to one-time or on-going trade-promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include introductory marketing funds, cooperative marketing programs, shelf price reductions, advantageous end-of-aisle or in-store displays of the Company’s products, graphics, and other trade-promotion activities conducted by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company has accrued liabilities at the end of each period for the estimated expenses incurred, but unpaid for these programs. Trade-promotion and coupon costs are recorded as a reduction of sales.

Costs recognized as revenue reductions for established brands’ on-going trade-promotion and coupon programs are estimated based upon the Company’s and industry historical experience and current trends. Estimating the costs of such programs for certain new products can be more difficult and subject to additional judgment, because the Company must rely on its assumptions as to the success of the new product and make estimates when it does not have experience with similar new products nor readily available historical information.

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

The Company allocates trade-promotion funds for each customer. Promotional payments and off-invoice allowances are given to customers based upon program participation and results throughout the year and are deducted from fund allocations. The Company tracks trade spending and accrues for the estimated incurred but unpaid portion of trade-promotion events. The determination of trade spending liabilities requires the Company to use judgment for estimates which include current and past trade-promotional spending patterns, status of trade-promotional activities, and interpretation of historical spending trends by customer and category. If the Company’s June 30, 2005 accrual estimates were to differ by 10%, the impact on net sales would be approximately $7.

VALUATION OF INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

The carrying values of goodwill, trademarks and other indefinite-lived intangible assets are reviewed for possible impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The Company’s impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, devaluation, inflation and the selection of an appropriate discount rate. Impairment occurs when the carrying value of a reporting unit exceeds the fair value of that reporting unit. An impairment charge is recorded for the difference between the carrying value and the fair value of the reporting unit, which is determined based on the net present value of estimated future cash flows. The Company tests its intangible assets annually in the third fiscal quarter unless there are indications during an interim period that assets may have become impaired. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel and acts by governments and courts may signal that an asset has become impaired.

The Company performed its annual review of intangible assets in the third quarter of fiscal year 2005 and determined that there were no instances of impairment. Business valuations of the Colombia and Venezuela reporting units were performed, as these businesses operate under continuing economic and political uncertainties. The fair value for Colombia was only slightly in excess of the carrying amount. The Company is closely monitoring any events, circumstances, or changes in the businesses that might imply a reduction in the fair value and might lead to an impairment.

Property, plant and equipment and definite-lived intangible assets are reviewed periodically for possible impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company’s impairment review is based on an undiscounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, devaluation, inflation and the selection of an appropriate discount rate. The Company conducts annual reviews for idle and underutilized equipment, and reviews business plans for possible impairment indicators. Impairment occurs when the carrying value of the asset exceeds its future undiscounted cash flows and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the asset’s carrying value and its fair market value. Depending on the asset, fair market value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition. During fiscal year 2005, the Company recorded pretax asset impairment charges of $26 related to the supply chain restructuring initiative for the Glad business (refer to Note 3 of the Notes to Consolidated Financial Statements for further discussion).

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

The estimates and assumptions used in the impairment analysis are consistent with the business plans and estimates that the Company uses to manage its business operations and to make acquisition and divestiture decisions. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement. Future outcomes may also differ. If the Company’s products fail to achieve estimated volume and pricing targets, market conditions unfavorably change or other significant estimates are not realized, then the Company’s revenue and cost forecasts may not be achieved, and the Company may be required to recognize additional impairment charges.

EMPLOYEE BENEFITS

The Company has various individual and group compensation programs, including performance unit programs, an incentive compensation program, and a profit sharing element of The Clorox Company 401(k) plan. Company contributions to the 401(k) plan and payments to managerial staff for the annual incentive compensation program are subject to the Company achieving certain fiscal year performance targets. Payments to participants under the three existing performance unit grants are subject to the Company’s stock achieving specified market performance compared to selected peer companies. The Company compares actual performance against these targets on a periodic basis and accrues for incentive compensation costs when it becomes probable that the targets will be achieved.

The Company’s three performance unit grants vest in September of 2005, 2006 and 2007, respectively. These grants provide for the issuance of Company stock to certain senior management if the Company’s stock performance meets specified hurdle rates based on comparisons with the performance of a selected peer group of companies. In fiscal year 2005, the Company determined that it was likely that certain hurdle rates will be met related to the grant vesting in September 2005 and began accruing a liability for the estimated expense. The Company continues to monitor the status of the grants vesting in September 2006 and 2007; the Company has not yet recorded a liability related to these grants because the vesting dates extend too far into the future to reasonably estimate whether the hurdle rates will be achieved. Based on the June 30, 2005 market price of the Company’s stock, the expense for the remaining unvested performance unit grants would be $13.

The 401(k) plan has two components: a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with Company contributions. The Company’s contributions to the profit sharing component above 3% of eligible employee earnings are discretionary and are based on achieving financial targets including sales, operating margin, and ROIC. The Company accrues for these costs quarterly based on estimated annual results. At June 30, 2005, the Company accrued $18 for such costs and anticipates making a profit sharing contribution to the 401(k) plan in the first quarter of fiscal year 2006.

The Company reported pension assets and (liabilities) of $2 and ($119) at June 30, 2005 and $119 and ($42) at June 30, 2004. The net change in pension liability resulted from the accumulated benefit obligations exceeding the market value of plan assets for the qualified plans at June 30, 2005. This resulted in a charge to other comprehensive income of $118, net of deferred income taxes. The accumulated benefit obligation increased by $105 primarily due to a decrease in the discount rate assumption from 6.50% to 5.00%. The total market value of retirement plan assets increased by $5 during fiscal year 2005. Refer to Note 17 of the Notes to Consolidated Financial Statements for further discussion of pension and other retirement plan obligations.

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

The determination of net periodic pension cost is based on actuarial assumptions including a discount rate to reflect the time value of money, employee compensation rates, demographic assumptions to determine the probability and timing of benefit payments, and the long-term rate of return on plan assets. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results could differ from expected results because assumptions and estimates are used. In the calculation of pension expense related to domestic plans for 2005, the Company used a long-term rate of return on plan assets assumption of 8.25% and a beginning of year discount rate assumption of 6.50%. The use of a different discount rate or long-term rate of return on plan assets can significantly impact pension expense. For example, as of June 30, 2005, a decrease of 1% in the discount rate would increase pension expense and the pension liability by approximately $5 and $58, respectively, and a 1% decrease in the long-term rate of return on plan assets would increase pension expense by $3. The Company also has defined benefit pension plans for eligible Canadian and Australian employees and different assumptions may be used in the determination of pension expense for those plans, as appropriate.

INCOME TAXES

The Company’s effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions.

The Company maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset. Valuation allowances maintained by the Company relate mostly to deferred tax assets arising from prior impairment charges and to the Company’s ability to use net operating losses in certain foreign countries.

In addition to valuation allowances, the Company establishes accruals for certain tax contingencies when, despite the belief that the Company’s tax return positions are fully supported, the Company believes that certain positions are likely to be challenged and that the Company’s positions may not be fully sustained. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Company’s effective tax rate includes the impact of tax contingency accruals as considered appropriate by management. The fiscal year 2005 results were favorably affected by a reduction in tax contingency accruals primarily related to the settlement of a significant tax issue with the IRS.

A number of years may elapse before a particular matter, for which the Company has accrued, is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. In the United States, the IRS has completed its audits of fiscal years 1997 through 2000 and is now auditing fiscal years 2001 and 2002. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such contingencies could be recognized as a reduction to the Company’s effective tax rate in the period of resolution. Unfavorable settlement of any particular issue

MANAGEMENT’S DISCUSSION & ANALYSIS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

could increase the effective tax rate and may require the use of cash in the year of resolution. The Company’s tax contingency accruals are presented in the balance sheet within accrued liabilities.

United States income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested in accordance with APB Opinion No. 23, “Accounting for Income Taxes, Special Areas.” The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a periodic basis. Change to the Company’s determination may be warranted based on the Company’s experience as well as plans regarding future international operations and expected remittances. The American Jobs Creation Act provides a one-time 85% dividends-received deduction for certain foreign earnings that are repatriated, as defined in the Act. To take advantage of the 85% dividends-received deduction, many of the Company’s foreign subsidiaries ceased to invest their undistributed earnings indefinitely beginning in the third quarter of fiscal year 2005. The Company anticipates repatriation of approximately $200 in fiscal year 2006, with a resulting tax provision increase of $4 in that year.

CAUTIONARY STATEMENT

Except for historical information, matters discussed above and in the financial statements and footnotes and other parts of this report, including statements about future volume, sales, costs, cost savings, earnings, plans, objectives, expectations, growth or profitability, are forward-looking statements based on management’s estimates, assumptions and projections. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations on such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed in this document. Important factors that could affect performance and cause results to differ materially from management’s expectations are described in the section entitled “Risk Factors” in Part One of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2005, as updated from time to time in the Company’s SEC filings. Those factors include, but are not limited to, general economic and marketplace conditions and events; competitors’ actions; the Company’s costs, including changes in exposure to commodity costs; the Company’s actual cost performance; risks inherent in litigation and international operations; the ability to manage and realize the benefits of joint ventures and other cooperative relationships, including the Company’s joint venture with P&G regarding the Company’s Glad plastic bags, wraps and containers business (the “Joint Venture”); the success of new products and product pricing changes; the integration of acquisitions and mergers; the divestiture of non-strategic businesses; the implementation of the Company’s strategy; and environmental, regulatory, product liability and intellectual property matters. In addition, the Company’s future performance is subject to risks particular to the share exchange transaction with Henkel, including the sustainability of cash flows and the actual level of debt costs. Declines in cash flow, whether resulting from tax payments, debt payments, share repurchases, P&G’s increased equity in the business relationship with the Company’s Glad business or otherwise, or interest cost increases greater than management expects, could adversely affect the Company’s earnings.

The Company’s forward-looking statements in this document are and will be based on management’s then current views and assumptions regarding future events and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

CONSOLIDATED STATEMENTS OF EARNINGS

The Clorox Company

Years ended June 30	2005	2004	2003
Dollars in millions, except per-share amounts
Net sales	$4,388	$4,162	$3,986
Cost of products sold	2,493	2,331	2,171
Gross profit	1,895	1,831	1,815
Selling and administrative expenses	551	543	523
Advertising costs	435	420	446
Research and development costs	88	84	75
Restructuring and asset impairment costs	36	11	33
Interest expense	79	30	28
Other (income) expense:
Equity earnings and gain on exchange of Henkel Iberica, S.A.	(25)	(11)	(2)
Other, net	2	2	(6)
Earnings from continuing operations before income taxes	729	752	718
Income taxes on continuing operations	214	262	257
Reversal of deferred taxes from equity investment in Henkel Iberica, S.A.	(2)	—	—
Earnings from continuing operations	517	490	461
Discontinued operations:
Gain on exchange	550	—	—
Earnings from exchanged businesses	37	87	84
Reversal of deferred taxes from exchanged businesses	6	—	—
Losses from Brazil operations	—	(4)	(26)
Income tax expense on discontinued operations	(14)	(24)	(26)
Earnings from discontinued operations	579	59	32
Net earnings	$1,096	$549	$493
Earnings per common share
Basic
Continuing operations	$2.92	$2.31	$2.11
Discontinued operations	3.28	0.28	0.15
Basic net earnings per common share	$6.20	$2.59	$2.26
Diluted
Continuing operations	$2.88	$2.28	$2.08
Discontinued operations	3.23	0.28	0.15
Diluted net earnings per common share	$6.11	$2.56	$2.23
Weighted average common shares outstanding (in thousands)
Basic	176,586	211,683	218,174
Diluted	179,176	214,371	220,692

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

The Clorox Company

As of June 30	2005	2004
Dollars in millions, except per-share amounts
Assets
Current assets
Cash and cash equivalents	$293	$232
Receivables, net	411	460
Inventories	323	301
Other current assets	63	50
Total current assets	1,090	1,043
Property, plant and equipment, net	999	1,052
Goodwill, net	743	742
Trademarks and other intangible assets, net	599	633
Other assets	186	364
Total assets	$3,617	$3,834
Liabilities and Stockholders’ (Deficit) Equity
Current liabilities
Notes and loans payable	$359	$289
Current maturities of long-term debt	2	2
Accounts payable	347	310
Accrued liabilities	614	643
Income taxes payable	26	24
Total current liabilities	1,348	1,268
Long-term debt	2,122	475
Other liabilities	618	377
Deferred income taxes	82	174
Stockholders’ (deficit) equity
Common stock: $1.00 par value; 750,000,000 shares authorized; 249,826,934 shares issued; and 151,683,314 and 212,988,540 shares outstanding at June 30, 2005 and 2004, respectively	250	250
Additional paid-in capital	328	301
Retained earnings	3,684	2,846
Treasury shares, at cost: 98,143,620 and 36,838,394 shares at June 30, 2005 and 2004, respectively	(4,463)	(1,570)
Accumulated other comprehensive net losses	(336)	(274)
Unearned compensation	(16)	(13)
Stockholders’ (deficit) equity	(553)	1,540
Total liabilities and stockholders’ (deficit) equity	$3,617	$3,834

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

The Clorox Company

	Common Stock		Additional		Treasury Shares		Accumulated Other			Total
	Shares (000)	Amount	Paid-in Capital	Retained Earnings	Shares (000)	Amount	Comprehensive Net Losses	Unearned Compensation	Total	Comprehensive Income
Dollars in millions, except per-share amounts
Balance at June 30, 2002	249,827	$250	$222	$2,270	(26,817)	$(1,070)	$(296)	$(10)	$1,366
Comprehensive income
Net earnings				493					493	$493
Translation adjustments							48		48	48
Tax effect on translation adjustments							(94)		(94)	(94)
Translation related to impairment charges							13		13	13
Change in valuation of derivatives, net of tax of $(4)							(5)		(5)	(5)
Minimum pension liability adjustments, net of tax							(5)		(5)	(5)
Total comprehensive income										$450
Dividends paid ($0.88 per share)				(193)					(193)
Employee stock plans			33	(5)	2,333	49		1	78
Treasury stock purchased					(11,666)	(486)			(486)
Balance at June 30, 2003	249,827	250	255	2,565	(36,150)	(1,507)	(339)	(9)	1,215
Comprehensive income
Net earnings				549					549	$549
Translation adjustments, net of tax of $1							3		3	3
Change in valuation of derivatives, net of tax of $2							(4)		(4)	(4)
Minimum pension liability adjustments, net of tax							66		66	66
Total comprehensive income										$614
Dividends paid ($1.08 per share)				(229)					(229)
Employee stock plans			46	(39)	4,275	157		(4)	160
Treasury stock purchased					(4,963)	(220)			(220)
Balance at June 30, 2004	249,827	250	301	2,846	(36,838)	(1,570)	(274)	(13)	1,540
Comprehensive income
Net earnings				1,096					1,096	$1,096
Share Exchange with Henkel KGaA					(61,387)	(2,843)			(2,843)
Translation adjustments resulting from the Henkel KGaA exchange, net of tax of $(10)							21		21	21
Other translation adjustments, net of tax of $(2)							29		29	29
Change in valuation of derivatives, net of tax of $(3)							6		6	6
Minimum pension liability adjustments, net of tax							(118)		(118)	(118)
Total comprehensive income										$1,034
Dividends paid ($1.10 per share)				(201)					(201)
Dividends accrued ($0.28 per share)				(42)					(42)
Employee stock plans			27	(15)	2,831	110		(3)	119
Treasury stock purchased					(2,750)	(160)			(160)
Balance at June 30, 2005	249,827	$250	$328	$3,684	(98,144)	$(4,463)	$(336)	$(16)	$(553)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Clorox Company

Years ended June 30	2005	2004	2003
Dollars in millions
Operations:
Earnings from continuing operations	$517	$490	$461
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	190	195	189
Deferred income taxes	(45)	26	98
Restructuring and asset impairment activities	38	11	30
Gain on exchange of Henkel Iberica, S.A.	(20)	—	—
Net loss on disposition of assets	6	5	(4)
Other	34	29	36
Changes in:
Receivables, net	33	8	19
Inventories	(17)	(37)	(10)
Other current assets	5	—	(1)
Accounts payable and accrued liabilities	59	72	(44)
Income taxes payable	22	86	41
Settlement of income tax contingency (Note 16)	(94)	—	—
Pension contributions to qualified plans	—	(41)	(55)
Net cash provided by continuing operations	728	844	760
Net cash provided by discontinued operations	37	55	43
Net cash provided by operations	765	899	803
Investing Activities:
Capital expenditures	(151)	(170)	(203)
Businesses acquired	—	(13)	—
Proceeds from the sale of businesses	—	—	15
Low-income housing contributions	(9)	(17)	(15)
Other	6	(34)	2
Net cash used for investing by continuing operations	(154)	(234)	(201)
Net cash (used for) provided by investing by discontinued operations	—	(2)	8
Net cash used for investing activities	(154)	(236)	(193)
Financing Activities:
Notes and loans payable, net	68	(75)	30
Long-term debt borrowings	1,635	8	8
Long-term debt repayments	—	(215)	(27)
Proceeds from option exercise pursuant to Venture Agreement (Note 11)	133	—	—
Treasury stock acquired from related party, Henkel KGaA (Note 2)	(2,119)	(65)	—
Treasury stock purchased from non-affiliates	(160)	(155)	(486)
Cash dividends paid	(201)	(229)	(193)
Issuance of common stock for employee stock plans	93	111	41
Other	(1)	24	—
Net cash used for financing by continuing operations	(552)	(596)	(627)
Net cash (used for) provided by financing by discontinued operations	—	(9)	10
Net cash used for financing activities	(552)	(605)	(617)
Effect of exchange rate changes on cash and cash equivalents	2	2	2
Net increase (decrease) in cash and cash equivalents	61	60	(5)
Cash and cash equivalents:
Beginning of year	232	172	177
End of year	$293	$232	$172
Supplemental cash flow information:
Cash paid for:
Interest, net of amounts capitalized	$81	$31	$30
Income taxes, net of refunds	335	81	126
Non-cash investing and financing activities:
Venture Agreement
Equipment and technologies obtained	$—	$—	$125
Terminal obligation recorded	—	—	125
Share Exchange Agreement
As part of the Share Exchange Agreement, the Company obtained 61,386,509 shares of its common stock in exchange for businesses valued at $745 and cash (Note 2).
Dividends declared but not paid	$42	—	—

S

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Clorox Company
(Dollars in millions, except per-share amounts)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company is principally engaged in the production, marketing and sales of consumer products through grocery stores, mass merchandisers, and other retail outlets. The consolidated financial statements include the statements of the Company and its majority-owned and controlled subsidiaries. All significant intercompany transactions and accounts were eliminated in consolidation. Certain reclassifications were made in the consolidated financial statements and related notes to consolidated financial statements to conform to the current year presentation. In addition, as described in Note 2, all periods presented include the financial results of the operating businesses exchanged with Henkel KGaA (“Henkel”) in November 2004 as discontinued operations.

USE OF ESTIMATES

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, future product volume and pricing estimates, future cost trends, pension and post-employment benefits, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, potential income tax assessments and tax strategies. Actual results could materially differ from estimates and assumptions made.

NEW ACCOUNTING STANDARDS & DEVELOPMENTS

SHARE-BASED PAYMENT

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123-R, “Share-Based Payment.” This Statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for (a) equity instruments of the company, such as stock options, or (b) liabilities, such as those related to performance units, that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. The Company currently accounts for stock options using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” whereby stock options are granted at market price and no compensation cost is recognized, and discloses the pro forma effect on net earnings assuming compensation cost had been recognized in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.”

SFAS No. 123-R, which is effective for the Company beginning in the first quarter of fiscal year 2006, eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally requires that such transactions be accounted for using prescribed fair-value-based methods. SFAS No. 123-R permits public companies to adopt its requirements using one of two methods: (a) a “modified prospective” method in which compensation costs are recognized beginning with the effective date based on the requirements of SFAS No. 123-R for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123-R that remain unvested on the effective date or (b) a “modified

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

retrospective” method which includes the requirements of the modified prospective method described above, but also permits companies to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either for all periods presented or prior interim periods of the year of adoption.

In March 2005, the U.S. Securities & Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which provides additional guidance on the implementation of SFAS No. 123-R for public companies. Among other topics related to share-based payment, SAB No. 107 includes guidance on equity compensation valuation methods, income statement classification and presentation, capitalization of compensation costs, and income tax accounting. The Company has decided to adopt SFAS No. 123-R using the modified prospective method under which the Company currently expects to record a reduction to net income ranging from $21 to $24 or $0.14 to $0.16 per diluted share in fiscal year 2006, which includes the incremental accounting impact from the issuance of stock options and performance units. The Company plans to continue to use the Black-Scholes option pricing model to determine the fair value of awards.

OTHER NEW ACCOUNTING STANDARDS AND DEVELOPMENTS

In November 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) regarding EITF Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.” SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that the results of operations of a component of an entity that either has been disposed of or classified as held for sale should be reported in discontinued operations if: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. EITF Issue No. 03-13 addresses how companies should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from its ongoing operations and the types of continuing involvement that constitute “significant” continuing involvement. The consensus ratified in EITF Issue No. 03-13 is effective for a component of an entity that is disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004 or earlier if disposed of or classified as held for sale within the company’s fiscal year that includes the date of consensus ratification. Based on the guidance in EITF Issue No. 03-13, the Company has classified the operating results, gain on exchange and certain transitional services related to its insecticides and Soft Scrub® businesses, which were transferred as part of the share exchange transaction with Henkel, as discontinued operations (Note 2).

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company’s adoption of this standard is currently not expected to have a material impact on the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In October 2004, the American Jobs Creation Act (“the Act”) was signed into law. The Act provides a special deduction with respect to income of certain U.S. manufacturing activities and a one-time 85% dividends-received deduction for certain foreign earnings that are repatriated, as defined in the Act. The Company is currently evaluating the impact of the manufacturing deduction, which should affect its consolidated financial statements as early as fiscal year 2006. In December 2004, the FASB issued FASB Staff Position 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” In the quarter ended March 31, 2005, the Company completed its evaluation of the effects of the Act on its plans for repatriation. The Company recognized incremental income tax expense of $12 in fiscal year 2005, which represents the net tax on foreign earnings accumulated through June 30, 2005 that are expected to be repatriated in fiscal year 2006. The Company anticipates repatriation of approximately $200 in fiscal year 2006, with a resulting tax provision increase of $4 in that year.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of money market and other high quality instruments with an initial maturity of three months or less. Such investments are stated at cost, which approximates market value.

INVENTORIES

Inventories are stated at the lower of cost or market. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation and amortization expense are calculated by the straight-line method using the estimated useful lives of the related assets. The following table provides estimated useful lives of property, plant and equipment by asset classification:

Classification	Expected Useful Lives
Land improvements	10 to 30 years
Buildings	10 to 40 years
Machinery and equipment	3 to 15 years
Computer equipment	3 years
Capitalized software costs	3 to 7 years
Furniture and fixtures	5 to 10 years
Transportation equipment	5 to 10 years

Property, plant and equipment to be held and used is reviewed periodically for possible impairment. The Company’s impairment review is based on an estimate of the undiscounted cash flow at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the carrying value of the asset and its fair market value. Depending on the asset, fair market value may be determined either by use of a discounted cash flow model, or by reference to estimated selling values of assets in similar condition.

IMPAIRMENT rEVIEW OF INTANGIBLE ASSETS

The carrying values of goodwill, trademarks and other intangible assets are reviewed annually for possible impairment. The Company’s impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, devaluation, inflation and the selection of an appropriate discount rate. Impairment occurs when the carrying value of the reporting unit exceeds the fair value of that reporting unit. An impairment charge is recorded for the difference between the carrying value and the fair value of the reporting unit, which is determined based on the net present value of estimated future cash flows. The Company tests its intangible assets annually in the third fiscal quarter unless there are indications during an interim period that assets may have become impaired. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired.

EMPLOYEE BENEFITS

The Company has qualified and non-qualified defined benefit plans that cover substantially all domestic employees and certain international employees and provides health care benefits for domestic employees who meet age, participation and length of service requirements at retirement. The Company accounts for its defined benefit and retirement health care plans using actuarial methods required by SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” respectively. These methods use an attribution approach that generally spreads “plan events” over the service lives of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, and rate of compensation increase. The principle underlying the attribution approach is that employees render service over their service lives on a relatively “smooth” basis, and therefore the statement of earnings effects of defined benefit and retirement heath care plans are recognized in the same pattern.

One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The required use of an expected return on plan assets may result in recognized pension expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the goal is for the expected long-term returns to approximate the actual returns, and therefore are expected to result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the participants. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period of the plan participants. In developing its expected return on plan assets, the Company considers the long-term

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.

The Company follows the accounting guidance as specified in SFAS No. 112, “Employers Accounting for Postemployment Benefits,” for the recognition of certain disability benefits. The Company recognizes an actuarial based obligation at the onset of disability for certain benefits provided to individuals after employment but before retirement that include medical, dental, vision, life and other.

The Company also has various individual and group incentive compensation programs, including a performance unit program, a bonus program, and a profit sharing element of the Company 401(k) plan. Company contributions to the profit sharing element of the 401(k) plan and payments to managerial staff for the annual bonus program are based on Company performance targets including sales growth, operating margins and return on invested capital (“ROIC”). ROIC is generally defined as net operating profit after taxes, excluding certain costs and expenses, divided by average invested capital. Payments to officers under the three existing performance unit programs are subject to the Company’s stock achieving specified market performance compared to selected peer companies. The Company compares actual performance against these targets on a periodic basis and accrues for incentive compensation costs when it becomes probable that the targets will be achieved.

ENVIRONMENTAL COSTS

The Company is involved in certain environmental remediation and on-going compliance activities. Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The Company’s accruals reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. The aggregate accrual for environmental matters is included in other liabilities in the Company’s consolidated balance sheets on an undiscounted basis due to the uncertainty and timing of future payments.

RESTRUCTURING LIABILITIES

The Company recognizes liabilities and expenses associated with exit and disposal costs when facilities are partially or completely closed. Employee termination and severance costs are recognized at the time the severance plan is approved, the amount of termination and severance costs can be estimated and the impacted group of employees is notified, provided the group will not be retained to render service beyond a minimum retention period. Other qualified exit and disposal costs are recognized and measured at fair value in the period in which the related liability is incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

Sales are recognized as revenue when the risk of loss and title pass to the customer, generally at the time of shipment for domestic sales and at the time of customer receipt for international sales, and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed and determinable, and collection is reasonably assured. Sales are recorded net of allowances for returns, trade promotions, coupons and other discounts. Estimated shipping and handling costs are considered in establishing product prices billed to customers and reflected in net customer sales.The Company routinely commits to one-time or on-going trade-promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include introductory marketing funds, cooperative marketing programs, shelf price reductions, advantageous end-of-aisle or in-store displays of the Company’s products, graphics, and other trade-promotion activities conducted by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company maintains liabilities at the end of each period for the estimated expenses incurred, but unpaid for these programs. Trade-promotion and coupon costs are recorded as a reduction of sales.

The Company provides for an allowance for doubtful accounts based on its historical experience and a periodic review of its accounts receivable. Receivables were presented net of an allowance for doubtful accounts of $5 and $8 at June 30, 2005 and 2004, respectively. The Company’s (recovery) provision for doubtful accounts was $(2), $(1) and $4 in fiscal years 2005, 2004 and 2003, respectively.

COST OF PRODUCTS SOLD

Cost of products sold represents the costs directly related to the manufacture and distribution of the Company’s products and primarily includes raw materials, packaging, contract packer fees, shipping and handling, warehousing, package design, direct and indirect labor and operating costs for the Company’s manufacturing facilities including salary, benefit costs and incentive compensation.

Costs associated with developing and designing new packaging are expensed as incurred and include design, artwork, films, and labeling. Expenses for fiscal years ended June 30, 2005, 2004 and 2003 were $13, $15 and $18, respectively, of which $12, $14, and $18 were classified as cost of products sold, and the remainder was classified as selling and administrative expenses, respectively.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions, and certain administrative expenses. Administrative expenses include salary, benefits, incentive compensation, professional fees and services, software and licensing fees, and other operating costs associated with the Company’s non-manufacturing, non-research and development staff, facilities and equipment.

ADVERTISING

The Company expenses advertising costs in the period incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax bases. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change.In addition to valuation allowances, the Company establishes accruals for certain tax contingencies when, despite the belief that the Company’s tax return positions are fully supported, the Company believes that certain positions are likely to be challenged and that the Company’s positions may not be fully sustained. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Company’s tax contingency accruals are reflected as a component of accrued liabilities.

A number of years may elapse before a particular matter, for which the Company has recognized an accrual, is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such contingencies could be recognized as a reduction to the Company’s effective tax rate in the period of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate and may require the use of cash in the year of resolution.

U.S. income tax expense and foreign withholding taxes are provided on remittances of foreign earnings and on unremitted foreign earnings that are not indefinitely reinvested. Where unremitted foreign earnings are indefinitely reinvested, no provision for federal and state tax expense is made. When circumstances change and the Company determines that some or all of the undistributed earnings will be remitted in the foreseeable future, such as with the anticipated repatriation of dividends under the American Jobs Creation Act, the Company accrues an expense in the current period for income taxes attributable to that remittance.

FOREIGN CURRENCY TRANSLATION

Local currencies are the functional currencies for substantially all of the Company’s foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of other (income) expense. Assets and liabilities of foreign operations are translated into U.S. Dollars using the exchange rates in effect at the balance sheet reporting date. Income and expenses are translated at the average monthly exchange rates during the year. Gains and losses on foreign currency translations are reported as a component of accumulated other comprehensive income. Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested. The income tax effect of currency translation adjustments related to foreign earnings from certain countries and joint ventures that are not considered indefinitely reinvested is recorded as a component of deferred taxes with an offset to accumulated other comprehensive net losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

NET EARNINGS PER COMMON SHARE

Basic net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding each period on an unrounded basis. Diluted net earnings per common share is computed by dividing net earnings by the diluted weighted average number of common shares outstanding during each period on an unrounded basis. Diluted net earnings per common share reflects the earnings dilution that would occur from the issuance of in-the-money common shares related to stock options, restricted stock and performance units.

DERIVATIVE INSTRUMENTS

The Company’s use of derivative instruments, principally swap, futures, forward, and option contracts, is limited to non-trading purposes and is designed to manage exposure to changes in interest rates, foreign currencies and commodity prices. The Company’s contracts are economic hedges for transactions with notional balances and periods consistent with the related exposures and do not constitute investments independent of these exposures. Exposure to counterparty credit risk is considered low because these agreements have been entered into with major institutions with strong credit ratings.

Most interest rate swaps and commodity purchase and foreign exchange contracts are designated as fair value or cash flow hedges of long-term debt, raw material purchase obligations or foreign currency denominated debt instruments, based on certain hedge criteria. The criteria used to determine if hedge accounting treatment is appropriate are: (a) the designation of the hedge to an underlying exposure, (b) whether overall risk is being reduced and, (c) if there is sufficient correlation between the value of the derivative instrument and the underlying obligation. The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income, depending on whether, for accounting purposes, the derivative is designated and qualified as a hedge transaction and the type of hedge transaction. For fair value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings. For cash flow hedge transactions, changes in fair value of derivatives are reported as a component of other comprehensive income. The Company also has contracts not designated as hedges for accounting purposes and recognizes changes in the fair value of these contracts in other (income) expense.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts. Due to the lack of available market price quotations, the Company’s resin commodity contracts are valued using a model which employs forward price curves provided by external sources. The determination of the resin forward curve is based on many economic factors, including technology, labor, material and capital costs, capacity, and supply and demand.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method, whereby stock options are granted at market price and no compensation cost is recognized. SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” prescribe the accounting and disclosure requirements using a fair-value based

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

method of accounting for stock-based employee compensation plans. The Company has elected to use the intrinsic value method of accounting for its stock options and has adopted the disclosure requirements of SFAS Nos. 123 and 148. Restricted stock awards are amortized as compensation expense on a straight-line basis over the related vesting periods based on the share’s market value on the date of grant. Unearned compensation cost on restricted stock awards is recorded as a reduction to stockholders’ equity. The Company will adopt the provisions of SFAS 123-R effective July 1, 2005.

If compensation expense for the Company’s various stock option plans had been determined based upon estimated fair values at the grant dates for awards under those plans in accordance with SFAS No. 123, the Company’s pro forma net earnings, and basic and diluted earnings per common share would have been as follows for the fiscal years ended June 30:

	2005	2004	2003
Net earnings:
As reported	$1,096	$549	$493
Fair value-based expense, net of tax	(18)	(19)	(21)
Pro forma	$1,078	$530	$472
Net earnings per common share:
Basic
As reported	$6.20	$2.59	$2.26
Pro forma	6.10	2.50	2.16
Diluted
As reported	$6.11	$2.56	$2.23
Pro forma	6.02	2.47	2.14

2.   HENKEL TRANSACTIONS AND DISCONTINUED OPERATIONS

SHARE EXCHANGE AGREEMENT

On November 22, 2004, the Company completed the exchange of its ownership interest in a subsidiary for Henkel’s interest in Clorox common stock. Prior to the completion of the exchange, Henkel owned approximately 61.4 million shares, or about 29%, of the Company’s outstanding common stock. The parties agreed that the Company would provide exchange value equal to $46.25 per share of Company stock being acquired in the exchange. The subsidiary transferred to Henkel contained Clorox’s existing insecticides and Soft Scrub cleanser businesses (jointly, the “Operating Businesses”), its 20% interest in the Henkel Iberica, S.A. (“Henkel Iberica”) joint venture, and $2,095 in cash.

Upon closing, the Company recognized a gain of $570 and reversed a total of $8 of deferred income taxes. The gain reflects an aggregate fair value of $745 for the exchanged Operating Businesses and Henkel Iberica, and was based on specified working capital balances that would exist at the closing date. As the specified working capital balances exceeded the actual balances at the closing date by $11, the Company was obligated to pay Henkel approximately $11 by the end of the third quarter of fiscal year 2005. The fair value of the businesses was determined through arms-length negotiations supported by traditional valuation methodologies that included discounted cash flow calculations and sales and earnings multiples.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

2.   HENKEL TRANSACTIONS AND DISCONTINUED OPERATIONS (Continued)

In addition, the Company paid $13 of transaction costs related to the share exchange during the second quarter, including $9 that was charged to the gain and $4 that was attributed to treasury shares.

The transaction was structured to qualify as a tax-free exchange under Section 355 of the Internal Revenue Code. The Company initially funded the transaction with commercial paper and subsequently refinanced a portion of the commercial paper borrowings by issuing $1,650 in senior notes.

DISCONTINUED OPERATIONS

Based on the guidance in EITF Issue No. 03-13, the Company has classified the financial results of the Operating Businesses, which were transferred as part of the share exchange transaction with Henkel as discontinued operations for all periods presented herein. In order to facilitate the share exchange, certain transitional services are being provided by the Company to Henkel, including some interim production of insecticides and Soft Scrub for periods of approximately one year (the “Assessment Period”). The purpose of these services is to provide short-term assistance to Henkel in assuming the operations of the Operating Businesses. The Company’s cash inflows and outflows from these services are expected to be insignificant after the Assessment Period. The Company’s share of the financial results of Henkel Iberica are included as a component of other (income) expense. Other than the transitional services being provided, the Company has no material ongoing relationship with Henkel, and Henkel’s right to representation on the Company’s board of directors has ended.

The following table presents the net sales and earnings from the exchanged Operating Businesses related to the Henkel Share Exchange Agreement:

	2005	2004	2003
Net sales	$87	$162	$158
Income from discontinued operations before income taxes	$37	$87	$84
Income tax expense	(8)	(31)	(31)
Earnings from discontinued operations	$29	$56	$53

The following table presents the net assets of the businesses exchanged as of the closing date, November 22, 2004 and June 30, 2004:

	11/22/2004	6/30/2004
Current assets, net of current liabilities of $5 and $21	$8	$31
Property, plant and equipment, net	9	9
Goodwill, net	15	15
Trademarks and other intangible assets, net	31	31
Equity investment in Henkel Iberica	69	62
Other assets	3	3
Deferred income tax assets (liabilities)	1	(6)
Net assets exchanged	$136	$145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

2.   HENKEL TRANSACTIONS AND DISCONTINUED OPERATIONS (Continued)

BRAZIL BUSINESS

In fiscal year 2003, the Company announced its intent to exit its business in Brazil, a reporting unit included in the International segment, due to the poor economic and market conditions and the Company’s lack of business scale in that country. The Company has closed its offices in Brazil and has sold nearly all of the remaining assets of this business, which is classified as a discontinued operation. There were no sales or other significant financial results during fiscal year 2005 from the Brazil business. The following table presents the net sales and earnings (losses) from the Brazil business:

	2004	2003
Net sales	—	$27
Losses from discontinued operations before income taxes	$(4)	$(3)
Asset impairment charges	—	(23)
Income tax benefits	7	5
Earnings (losses) from discontinued operations	$3	$(21)

3.   RESTRUCTURING AND ASSET IMPAIRMENT

Restructuring and asset impairment charges were $36, $11 and $33 in fiscal years 2005, 2004 and 2003, respectively.

	2005	2004	2003
Restructuring:
Severance	$6	$1	—
Plant closure and other	1	—	—
Total restructuring	7	1	—
Asset impairment:
Machinery and equipment	29	10	—
Goodwill and other intangibles (including deferred translation and deferred charges)	—	—	$33
Total asset impairment	29	10	33
Total restructuring and asset impairment expense	$36	$11	$33
Accrued restructuring at beginning of year	$3	$6	$14
Restructuring expense	7	1	—
Payments	(8)	(4)	(8)
Accrued restructuring at end of year	$2	$3	$6

During fiscal years 2005 and 2004, the Company recorded restructuring and asset impairment charges of $32 and $11 in conjunction with the Glad® supply chain restructuring. The restructuring involved closing a manufacturing facility and distributing the remaining production between Glad’s North American plants and third-party suppliers to optimize available capacity and operating costs. The charges in fiscal year 2005 included asset impairment charges of $26, employee severance of approximately $5, and lease termination

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

3.   RESTRUCTURING AND ASSET IMPAIRMENT (Continued)

fees of $1. The Company also recorded incremental operating costs of $7 associated primarily with equipment and inventory transfer charges. The charges in fiscal year 2004 consisted of asset impairment charges of $10 for certain manufacturing equipment and $1 of employee severance costs.

In fiscal year 2005, the Company also recorded asset impairment charges and severance costs of $4 related to manufacturing operations in the International segment. The fair values of all impaired assets were determined based on the estimated selling values of assets in similar conditions.

During fiscal year 2003, the Company recorded $33 of restructuring and asset impairment costs, which was driven primarily by a $30 goodwill impairment charge related to the Company’s business in Argentina, of which $8 was recorded as a reduction to goodwill, $9 to deferred charges and $13 to deferred translation. The impairment charges were driven by the continued unsettled conditions in the local market and significant changes in competitor actions that resulted in a change to the Company’s marketing strategy for Argentina.

4.   INVENTORIES

Inventories at June 30 were comprised of the following:

	2005	2004
Finished goods	$256	$243
Raw materials and packaging	76	68
Work in process	6	3
LIFO allowances	(9)	(9)
Allowances for obsolescence	(6)	(4)
Total	$323	$301

The last-in, first-out (“LIFO”) method was used to value approximately 43% and 44% of inventories at June 30, 2005, and 2004, respectively. The carrying values for all other inventories, including inventories of all international businesses, are determined on the first-in, first-out (“FIFO”) method. If the carrying value of LIFO inventories had been determined using the FIFO method, inventory amounts would have increased by approximately $9 at both June 30, 2005 and 2004. The effect on earnings of the liquidation of any LIFO layers was not material for the fiscal years ended June 30, 2005, 2004 and 2003.

Changes in the allowance for inventory obsolescence were as follows:

	2005	2004	2003
Beginning of year	$(4)	$(3)	$(12)
Inventory obsolescence	(16)	(14)	(8)
Deductions for inventory write-offs	14	13	17
End of year	$(6)	$(4)	$(3)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

5.   PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at June 30 were as follows:

	2005	2004
Land and improvements	$96	$93
Buildings	487	480
Machinery and equipment	1,245	1,255
Computer hardware	120	113
Capitalized software costs	235	219
Construction in progress	69	50
	2,252	2,210
Less: accumulated depreciation and amortization	(1,253)	(1,158)
Net balance	$999	$1,052

Depreciation and amortization expense related to property, plant and equipment was $170, $167 and $147 in fiscal years 2005, 2004 and 2003, respectively.

6.   GOODWILL, TRADEMARKS, AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill for the fiscal years ended June 30, 2005 and 2004, by operating segment are summarized below. Goodwill is reported net of accumulated amortization of $345 and $357 at June 30, 2005 and 2004, respectively.

	Household	Specialty
	Group	Group	International	Corporate	Total
Balance at June 30, 2003 (as reported)	$125	$381	$155	$69	$730
Segment realignment (Note 18)	298	(298)	—	—	—
Balance at June 30, 2003 (as realigned)	423	83	155	69	730
Acquisitions and sales	—	—	6	—	6
Translation adjustments and other	(2)	—	8	—	6
Balance at June 30, 2004	421	83	169	69	742
Henkel exchange	—	(15)	—	—	(15)
Translation adjustments and other	5	—	11	—	16
Balance at June 30, 2005	$426	$68	$180	$69	$743

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

6.   GOODWILL, TRADEMARKS, AND OTHER INTANGIBLE ASSETS (Continued)

Changes in trademarks and other intangible assets for the fiscal years ended June 30, 2005 and 2004 are summarized below. The intangible assets, which are subject to amortization, are reported net of accumulated amortization of $164 and $152 at June 30, 2005 and 2004, respectively, of which $38 and $28, respectively, related to technology. The estimated amortization expense for these intangible assets is $11 for each of the fiscal years 2006, 2007, 2008, 2009 and 2010.

	Trademarks and other intangible assets			Trademarks
	subject to amortization			not subject to
	Technology	Other	Sub-Total	amortization	Total
Net balance at June 30, 2003	$105	$31	$136	$515	$651
Acquisitions	1	—	1	2	3
Translation adjustments and other	—	(4)	(4)	(2)	(6)
Amortization	(9)	(6)	(15)	—	(15)
Net balance at June 30, 2004	97	21	118	515	633
Henkel exchange	—	—	—	(32)	(32)
Translation adjustments and other	—	1	1	9	10
Amortization	(10)	(2)	(12)	—	(12)
Net balance at June 30, 2005	$87	$20	$107	$492	$599
Weighted average life (in years)	13	19	14		14

The Company performed its annual review of intangible assets in the third fiscal quarter and no instances of impairment were identified. Business valuations of the Colombia and Venezuela reporting units were performed, as these businesses operate under continuing economic and political uncertainties. The fair value for Colombia was only slightly in excess of the carrying amount. The Company is closely monitoring any events, circumstances, or changes in the businesses that might imply a reduction in the fair value and might lead to additional impairments. The Company will continue to test annually for impairment in the third fiscal quarter unless there are indications during an interim period that intangible assets may have become impaired.

7.   OTHER ASSETS

Other assets were comprised of the following at June 30:

	2005	2004
Pension benefit assets	$2	$119
Equity investments in:
Henkel Iberica	—	62
Other entities	47	45
Investment in low-income housing partnerships	33	51
Investment in insurance contracts	49	47
Non-qualified retirement plan assets	18	21
Other	37	19
Total	$186	$364

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

7.   OTHER ASSETS (Continued)

PENSION BENEFIT ASSETS

The Company reported a net pension liability at June 30, 2005 compared to net pension assets at June 30, 2004. The pension liability resulted from the accumulated benefit obligations exceeding the market value of plan assets for the qualified plans as of June 30, 2005. This resulted in a charge to other comprehensive income of $118, net of deferred income taxes.

EQUITY INVESTMENTS

The Company holds various equity investments in a number of consumer products businesses, most of which operate outside the United States. The most significant of these investments was a 20 percent joint venture interest in Henkel Iberica, a subsidiary of Henkel, which was a related party of the Company until November 2004. Under the terms of the Share Exchange Agreement (Note 2), the investment was transferred to Henkel in November 2004. The Company has no ongoing capital commitments, loan requirements, guarantees or any other types of arrangements under the terms of its joint venture agreements that would require any future cash contributions or disbursements arising out of a variable interest entity or equity investment, except for the investment in low-income housing partnerships described in the following paragraph.

INVESTMENT IN LOW-INCOME HOUSING PARTNERSHIPS

The Company owns, directly or indirectly, limited partnership interests of up to 99% in 55 low-income housing partnerships, which are accounted for on the equity basis. The purpose of the partnerships is to develop and operate low-income housing rental properties. The general partners, who typically hold 1% of the partnership interests, are third parties unrelated to the Company and its affiliates, and are responsible for controlling and managing the business and financial operations of the partnerships. The partnerships provide the Company with low-income housing tax credits, which are accounted for in accordance with EITF Issue 94-1, “Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects.” Tax benefits, net of equity in the (losses) of the low-income housing partnerships, were $(4), $8, and $14 in fiscal years 2005, 2004 and 2003, respectively. The Company’s estimated future capital requirements for the partnerships are approximately $5, $2, $2, and $1 in fiscal years 2006, 2007, 2008, and 2009, respectively. As a limited partner, the Company is not responsible for any of the liabilities and obligations of the partnerships nor do the partnerships or their creditors have any recourse to the Company other than for the capital requirements. Recovery of the Company’s investments in the partnerships is accomplished through the utilization of low-income housing tax credits, the tax benefits of partnership losses and proceeds from the disposition of rental properties. The risk of these tax credits being unavailable to the Company is considered very low. For the combined group of low-income housing partnerships in which the Company invests, the aggregate underlying assets and liabilities were approximately $449 and $536 as of June 30, 2005. The Company does not consolidate the investment in low-income housing partnerships.

In the third quarter of fiscal year 2005, the Company recorded a $13 pretax charge ($9 after tax) in other (income) expense to recognize certain partnership operating losses realized in prior fiscal years. The aggregate charge accumulated over the approximate 14-year period during which the Company invested in the partnerships. The Company does not believe these losses are material to the periods in which they

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

7.   OTHER ASSETS (Continued)

should have been reflected or were and, therefore, recorded the entire charge in the third quarter of fiscal year 2005.

INVESTMENT IN INSURANCE CONTRACTS

The Company invests in life insurance policies and records the cash surrender value of the contracts, net of any policy loans, at fair value. Any change in the cash surrender value is reflected in other (income) expense.

NON-QUALIFIED RETIREMENT PLAN ASSETS

The majority of the non-qualified retirement plan assets at June 30, 2005 are held in a trust owned life insurance policy, whose investment assets are a separately-managed portfolio administered by an insurance company. The assets held under this insurance policy are recorded at estimated fair value with changes in estimated value recorded in net earnings.

8.   ACCRUED LIABILITIES

Accrued liabilities at June 30 consisted of the following:

	2005	2004
Taxes	$281	$377
Trade and sales promotion	107	122
Compensation and employee benefit costs	85	88
Interest and other	141	56
Total	$614	$643

In the first quarter of fiscal year 2006, the Company paid $150 as part of a tax settlement agreement reached in fiscal year 2005 (Note 16). The payment was applied to the accrued taxes balance.

9.   DEBT

Notes and loans payable, which mature in less than one year, included the following at June 30:

	2005	2004
Commercial paper	$357	$286
Notes payable	—	3
Foreign borrowings	2	—
Total	$359	$289

The weighted average interest rate for notes and loans payable was 2.4%, 1.1% and 2.3% for fiscal years 2005, 2004 and 2003, respectively. The carrying value of notes and loans payable at June 30, 2005 and 2004 approximated the fair value of such debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

9.   DEBT (Continued)

Long-term debt at June 30 included the following:

	2005	2004
Senior unsecured notes and debentures:
Floating rate, $500 due December 2007	$500	—
4.20%, $575 due January 2010, including premiums	577	—
5.00%, $575 due January 2015	575	—
6.125%, $300 due February 2011, including premiums	317	$321
7.25%, $150 due March 2007	150	150
Foreign bank loans	—	6
Other	5	—
Total	2,124	477
Less: current maturities	(2)	(2)
Long-term debt	$2,122	$475

The weighted average interest rate on long-term debt, including the effect of interest rate swaps, was 4.7%, 5.8% and 3.1% for fiscal years 2005, 2004 and 2003, respectively. The estimated fair value of long-term debt, including current maturities, was $2,146 and $493 at June 30, 2005 and 2004, respectively.

In December 2004, the Company issued $1,650 in private placement senior notes in connection with the share exchange with Henkel (Note 2). The senior notes consist of $500 aggregate principal amount of floating-rate senior notes due December 2007, $575 aggregate principal amount of 4.20% senior notes due January 2010 and $575 aggregate principal amount of 5.00% senior notes due January 2015. The floating-rate senior notes incur interest at a rate equal to three-month LIBOR plus 0.125%, reset quarterly. The interest rate at June 30, 2005 for the floating-rate senior notes was 3.53%. The Company used the full amount of the net proceeds from the offering to repay a portion of the amount outstanding under its commercial paper program used to finance the cash contribution made in connection with the share exchange with Henkel. In April 2005, the Company completed an exchange offering that allowed debt holders to exchange private placement senior notes for senior notes registered under the Securities Act of 1933, as amended.

Credit facilities as of June 30 were as follows:

	2005	2004
Domestic credit facilities:
Credit line, scheduled to expire in December 2009	$1,300	—
Credit line, scheduled to expire in June 2005	—	$600
Credit line, scheduled to expire in March 2007	—	350
Foreign and other credit lines	16	12
Total	$1,316	$962

At June 30, 2005, there were no borrowings under the $1,300 credit agreement, which is available for general corporate purposes and to support additional commercial paper issuances. During the quarter

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

9.   DEBT (Continued)

ended December 31, 2004, the $600 and $350 credit facilities were cancelled. In addition, as of June 30, 2005, the Company had $14 available for borrowing under foreign and other credit lines.

Debt maturities as of June 30, 2005 are $2, $152, $500, $0, $575 and $875 in fiscal years 2006, 2007, 2008, 2009, 2010, and thereafter, respectively. The Company was in compliance with all restrictive covenants and limitations as of June 30, 2005.

10.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s derivative financial instruments were recorded at fair value in the consolidated balance sheets as assets at June 30 as follows:

	2005	2004
Current assets:
Commodity purchase contracts	$7	—
Foreign exchange contracts	—	$1
Other assets:
Commodity purchase contracts	5	3

In fiscal year 2004, the Company discontinued hedge accounting treatment for its resin commodity contracts since the contracts no longer met the accounting requirements for a cash flow hedge. These contracts are used as an economic hedge of resin prices and changes in the fair value of these contracts are recorded to other (income) expense. The pretax effect on net earnings from these contracts was a gain of $2 in both fiscal year 2005 and 2004. All instruments accorded hedge accounting treatment are considered effective.

In fiscal year 2004, the Company terminated the interest rate swap agreements associated with its senior unsecured note maturing in February 2011. The fair value of these swaps, which totaled $24 upon termination, is being recognized in net earnings on a straight-line basis over the remaining life of the note.

The Company uses commodity futures, swap, and option contracts to fix the price of a portion of its raw material requirements. Contract maturities, which extend to fiscal year 2007, are matched to the length of the raw material purchase contracts. Realized contract gains and losses are reflected as adjustments to the cost of the raw materials. The estimated amount of existing pretax net gains for commodity contracts in accumulated other comprehensive net income that is expected to be reclassified into net earnings during the year ending June 30, 2006 is $6.

The Company also enters into certain foreign-currency related derivative contracts with no specific hedge designations. These contracts, which have been entered into to manage a portion of the Company’s foreign exchange risk, are accounted for by adjusting the carrying amount of the contracts to market value and recognizing any gain or loss in other (income) expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

10.   FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The notional and estimated fair values of the Company’s derivative instruments are summarized below as of June 30:

	2005		2004
	Notional	Fair Value	Notional	Fair Value
Derivative Instruments
Foreign exchange contracts	$32	—	$36	$1
Commodity purchase contracts	73	$12	43	3
Commodity option contracts	—	—	2	—

The carrying values of cash, short-term investments, accounts receivable and accounts payable approximate their fair values at June 30, 2005 and 2004 due to the short maturity and nature of those balances. See Note 9 for fair values of notes and loans payable and long-term debt.

11.   OTHER LIABILITIES

Other liabilities consisted of the following at June 30:

	2005	2004
Venture agreement net terminal obligation	$258	$125
Retirement healthcare benefits	88	82
Qualified and nonqualified pension plans	119	42
Deferred compensation plans	61	50
Environmental remediation	33	29
Long term disability post employment obligation	21	19
Other	38	30
Total	$618	$377

VENTURE AGREEMENT

On January 31, 2003, the Company entered into an agreement with The Procter & Gamble Company (“P&G”) to form a venture related to the Company’s Glad plastic bags, wraps and containers business. P&G contributed production and research and development equipment, licenses to use a range of current and future trademarks, and other proprietary technologies to the Company in exchange for an interest in the profits and losses, and cash flows, as contractually defined, of the Glad business. P&G is also providing and being reimbursed for research and development support to the Glad business for the first ten years of the venture, subject to renewal options. At inception of the agreement, the production and research and development equipment, and the technologies contributed by P&G were valued and recorded at $29 and $96, respectively. The production and research and development equipment is being depreciated on a straight-line basis over useful lives ranging from two to ten years and intangible assets are being amortized on a straight-line basis over a twelve-year period. The Company also recorded $125 as a net terminal obligation liability at inception of the agreement, which reflected the initial fair value of the contractual requirement to repurchase P&G’s interest at the termination of the agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

11.   OTHER LIABILITIES (Continued)

In January 2005, P&G paid the Company $133 to exercise its option to increase its interest from 10% to 20%, which is the maximum investment P&G is allowed under the venture agreement. The Company recorded a corresponding $133 increase to other liabilities in the third quarter of fiscal year 2005 to reflect the contractual requirement to purchase P&G’s interest at the termination of the agreement. This obligation is being adjusted to fair value on an annual basis. In addition, the Company established a $34 deferred tax asset in the third quarter of fiscal year 2005 related to this option exercise.

During the period ended December 31, 2003, all profits, losses and cash flows, as contractually defined, of the Glad business were allocated to the Company. During calendar year 2004, profits, losses, and cash flows, as contractually defined, of the Glad business were allocated 95% to the Company and 5% to P&G. For all subsequent calendar year periods, the allocation is 80% to the Company and 20% to P&G.

The agreement can be terminated under certain circumstances including, at the option of P&G, a change in control of the Company, or, at either party’s option, the sale of the Glad business by the Company. Upon termination of the agreement, the Company will purchase P&G’s interest for cash at fair value as established by a pre-determined valuation procedure. Following termination, the Glad business will retain the exclusive intellectual property licenses contributed by P&G for the licensed products marketed.

12.   STOCKHOLDERS’ (DEFICIT) EQUITY

The Company has two share repurchase programs, consisting of an open-market program, which has a total authorization of $1,700, and a program to offset the impact of share dilution related to the exercise of stock options (“evergreen program”), which has no authorization limit. Due mainly to the acquisition of approximately 61.4 million of the Company’s shares in the transaction with Henkel (Note 2), there were no repurchases under the open-market program during fiscal year 2005. The total number of shares repurchased as of June 30, 2005 under the open-market program was 22 million shares at a cost of $932, leaving $768 of authorized repurchases remaining under that program. Share repurchases under the evergreen program were $160 (3 million shares) in fiscal year 2005.

Accumulated other comprehensive net losses at June 30, 2005, 2004, and 2003 included the following net-of-tax losses (gains):

	2005	2004	2003
Currency translation	$(217)	$(267)	$(270)
Derivatives	5	(1)	3
Minimum pension liabilities	(124)	(6)	(72)
Total	$(336)	$(274)	$(339)

For fiscal years 2005, 2004 and 2003, the Company recorded charges (benefits) to deferred taxes of $72, $(41), and $44, respectively, which were related to its minimum pension liability adjustments and were reflected as components of total comprehensive income.

13.   STOCK COMPENSATION PLANS

At June 30, 2005, the Company had various non-qualified stock-based compensation programs, which include stock options, performance units and restricted stock awards. The 1996 Stock Incentive Plan

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

13.   STOCK COMPENSATION PLANS (Continued)

(“1996 Plan”) and the 1993 Directors’ Stock Option Plan are the only plans with stock awards currently available for grant as of June 30, 2005. The Company is authorized to grant up to 26 million common shares under the 1996 Plan, of which 7 million common shares are remaining and could be granted in the future. The Company is authorized to grant up to 400,000 common shares under the 1993 Directors’ Stock Option Plan, of which 37,000 common shares are remaining and could be granted in the future. Stock awards outstanding under the Company’s plans have been granted at prices which are either equal to or above the market value of the stock on the date of grant, vest over periods from one to seven years and expire no later than ten years after the grant date.

The following table provides information about the Company’s common stock that may be issued upon the exercise of options, performance units and restricted stock awards under all the Company’s existing non-qualified stock-based compensation programs at June 30, 2005:

Number of shares to be issued upon exercise (in thousands)	12,776
Weighted-average exercise price	$38
Number of shares remaining for future issuance (in thousands)	6,756

The status of the Company’s stock option plans at June 30 is summarized below:

	Number of Shares	Weighted-Average Exercise Price
	(in thousands)
Outstanding at June 30, 2002	15,212	$33
Granted	2,009	41
Exercised	(2,202)	25
Cancelled	(424)	41
Outstanding at June 30, 2003	14,595	35
Granted	2,337	45
Exercised	(3,982)	29
Cancelled	(395)	43
Outstanding at June 30, 2004	12,555	38
Granted	2,398	53
Exercised	(2,686)	35
Cancelled	(576)	49
Outstanding at June 30, 2005	11,691	42
Options exercisable at:
June 30, 2003	9,208	$32
June 30, 2004	8,173	35
June 30, 2005	7,229	36

The Company accounts for stock-based compensation using the intrinsic value method whereby the options are granted at market price, and therefore no compensation costs are recognized. Pro forma disclosures of net earnings, basic and diluted earnings per common share reflecting the Company’s financial results if compensation expense for the various stock option plans had been determined based upon fair values at the grant date are presented in Note 1.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

13.   STOCK COMPENSATION PLANS (Continued)

The weighted-average fair value per share of each option granted during fiscal years 2005, 2004 and 2003, estimated as of the grant date using the Black-Scholes option pricing model, was $14.33, $12.64 and $11.59, respectively.

The following assumptions were used to estimate the fair value of fiscal year 2005, 2004 and 2003 option grants:

	2005	2004	2003
Dividend yield	2.06%	2.45%	2.11%
Expected volatility	29.2%	33.1%	35.0%
Risk-free interest rate	3.1% to 5.4%	2.5% to 4.0%	2.1% to 4.1%
Expected life	4 to 6 years	4 to 6 years	5 years

Summary information about the Company’s stock options outstanding at June 30, 2005 is as follows (number of shares in thousands):

	Weighted-Average
Range of	Remaining	Options Outstanding		Options Exercisable
Exercise Price	Contractual Life in Years	Outstanding	Weighted-Average Exercise Price	Exercisable	Weighted-Average Exercise Price
$13–$20	0.2	59	$18	59	$18
20–27	0.9	838	22	838	22
27–34	3.2	41	33	41	33
34–40	5.3	5,506	37	5,123	37
40–47	7.8	2,278	45	773	44
47–54	9.0	2,228	53	65	50
54–61	7.2	378	55	285	54
61–67	1.7	363	67	45	67
$13–$67	6.1	11,691	$42	7,229	$36

The Company’s performance unit grants provide for the issuance of common stock to certain senior management if the Company’s stock performance meets specified hurdle rates based on comparisons with the performance of a selected peer group of companies. In fiscal year 2005, the Company determined that it was likely that certain hurdle rates will be met related to the grant vesting in September 2005 and began accruing a liability for the estimated payment. The Company continues to monitor the status of the remaining grants; however, the Company has not yet recorded a liability related to these units because the vesting dates extend too far into the future to reasonably estimate whether the hurdle rates will be achieved. Based on the June 30, 2005 market price of the Company’s stock, the expense for the remaining unvested performance unit grants would be $13. Compensation expense related to the performance unit grants was $6, $0, and $7 for fiscal years 2005, 2004 and 2003, respectively. Compensation expense related to the Company’s restricted stock programs was $6 for each of the fiscal years 2005, 2004 and 2003.

14.   LEASES AND OTHER COMMITMENTS

The Company leases transportation equipment and various manufacturing, warehousing, and office facilities. The Company’s leases are classified as operating leases and the Company’s existing contracts will

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

14.   LEASES AND OTHER COMMITMENTS (Continued)

expire by 2019. The Company expects that in the normal course of business, existing contracts will be renewed or replaced by other leases. The following is a schedule of future minimum rental payments required under the Company’s existing non-cancelable lease agreements:

Fiscal Year	Future Minimum Rental Payments
2006	$23
2007	23
2008	21
2009	16
2010	12
Thereafter	55
Total	$150

Rental expense for all operating leases was $46, $68 and $56 in fiscal years 2005, 2004 and 2003, respectively. Space not occupied by the Company in its headquarters building is rented to other tenants under operating leases expiring through 2014. Future minimum rentals to be received under these leases total $8 and do not exceed $1 in any one year.

The Company is also party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally-binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. Examples of the Company’s purchase obligations include firm commitments for raw material and contract packing purchases, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. As of June 30, 2005, the Company’s purchase obligations totaled $187, $38, $32, $11, $4 and $4 for fiscal years 2006 through 2010, and thereafter, respectively.

15.   OTHER (INCOME) EXPENSE

The major components of other (income) expense for the fiscal years ended June 30 were:

	2005	2004	2003
Henkel Iberica:
Gain on exchange	$(20)	—	—
Equity in earnings	(5)	$(11)	$(2)
	(25)	(11)	(2)
Interest income	(10)	(4)	(3)
Foreign exchange (gains) losses, net	(8)	—	2
Equity in earnings of other unconsolidated affiliates	(5)	(6)	(7)
Low-income housing partnerships losses (Note 7)	16	—	—
Amortization of trademarks and other intangible assets	4	7	11
Other, net	5	5	(9)
	2	2	(6)
Total other (income) expense	$(23)	$(9)	$(8)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

15.   OTHER (INCOME) EXPENSE (Continued)

The Company recorded an $11 benefit ($8 after tax) to other (income) expense in the fourth quarter of fiscal year 2005 to recognize certain currency transaction gains which accumulated over a four-year period in a foreign subsidiary. The Company does not believe the foreign currency transaction gains are material to the periods in which they should have been reflected or were and therefore, recorded the entire benefit in the fourth quarter of fiscal year 2005.

16.   INCOME TAXES

The provision for income taxes on continuing operations, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2005	2004	2003
Current
Federal	$209	$186	$122
State	24	19	12
Foreign	26	32	23
Total current	259	237	157
Deferred
Federal	(62)	29	95
Federal — American Jobs Creation Act	12	—	—
State	(5)	(4)	7
Foreign	8	—	(2)
Total deferred	(47)	25	100
Total	$212	$262	$257

The components of earnings from continuing operations before income taxes, by tax jurisdiction, were as follows for the fiscal years ended June 30:

	2005	2004	2003
United States	$587	$639	$642
Foreign	142	113	76
Total	$729	$752	$718

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate on continuing operations follows for the fiscal years ended June 30:

	2005	2004	2003
Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes (net of federal tax benefits)	1.7	1.9	1.7
Tax differential on foreign earnings	(0.6)	(1.2)	(1.0)
Net adjustment of prior year federal and state tax accruals	(2.9)	0.5	0.1
Change in valuation allowance	(1.4)	(0.4)	0.8
Low-income housing tax credits	(0.9)	(1.1)	(1.9)
Other differences	(1.8)	0.2	1.1
Effective tax rate	29.1%	34.9%	35.8%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

16.   INCOME TAXES (Continued)

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $18 of undistributed earnings of certain foreign subsidiaries at June 30, 2005 since these earnings are considered indefinitely reinvested. The net federal income tax liability that would arise if these earnings were not indefinitely reinvested is approximately $4. The Company anticipates repatriating earnings from certain foreign subsidiaries under the American Jobs Creation Act. Applicable U.S. income and foreign withholding taxes have been or will be provided on these earnings in the periods in which they are repatriated.

The tax benefit related to the Company’s stock option plans is recorded as an increase to additional paid-in capital when realized. In fiscal years 2005, 2004 and 2003, the Company realized tax benefits of approximately $22, $32 and $16, respectively. Stock option tax benefits are reflected as a component of operating cash flows.

The components of deferred tax assets and liabilities at June 30 are shown below:

	2005	2004
Deferred tax assets
Minimum pension funding obligation	$75	$3
Compensation and benefit programs	55	38
Basis difference related to Venture Agreement (Note 11)	34	—
Net operating loss and tax credit carryforwards	26	38
Tax effect of deferred translation	—	12
Other	33	27
Subtotal	223	118
Valuation allowance	(33)	(39)
Total deferred tax assets	190	79
Deferred tax liabilities
Fixed and intangible assets	(173)	(191)
Low-income housing partnerships	(24)	(26)
Tax effect of deferred translation	(2)	—
Other	(50)	(29)
Total deferred tax liabilities	(249)	(246)
Net deferred tax liabilities	$(59)	$(167)

The net deferred tax assets and liabilities included in the consolidated balance sheet at June 30 were as follows:

	2005	2004
Current deferred tax assets	$16	$7
Noncurrent deferred tax assets	8	—
Current deferred tax liabilities	(1)	—
Noncurrent deferred tax liabilities	(82)	(174)
Net deferred tax liabilities	$(59)	$(167)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

16.   INCOME TAXES (Continued)

The Company periodically reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances as of June 30, 2005 and 2004 were $33 and $39, respectively, and have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance at June 30 were as follows:

	2005	2004
Valuation allowance at beginning of year	$(39)	$(97)
Impairment	—	49
Other	6	9
Valuation allowance at end of year	$(33)	$(39)

The valuation allowance reduction for fiscal year 2004 impairment losses is the result of a reassessment of deferred tax assets for certain Argentina intangibles originally impaired in fiscal year 2002. A private ruling was received from Argentine tax authorities during fiscal year 2004 indicating the Company had no tax basis in these intangibles. The Company previously carried a 100% valuation allowance on the deferred tax assets for these intangibles.

As of June 30, 2005, the Company had income tax credit carryforwards in foreign jurisdictions of $2, which have expiration dates between fiscal years 2006 and 2010. Tax benefits from foreign net operating loss carryforwards of $22 have expiration dates between fiscal years 2006 and 2015. Additionally, tax benefits from foreign net operating loss carryforwards of $2 may be carried forward indefinitely.

The IRS has completed its audit of the Company’s 1997 through 2000 tax returns. The audit of the 2001 and 2002 tax years is now in progress. In April 2005, the Company reached an agreement with the IRS resolving certain tax issues originally arising in the period from 1997 through 2000. As a result of the settlement agreement, the Company is paying $247 in federal and state taxes and interest related to the years 1997 through 2004. After considering tax savings from increased state tax and interest deductions, net federal and state taxes and interest total $228. Of the $247 in federal and state taxes and interest, the Company paid $94 (excluding $6 of tax benefits) in the third and fourth quarters of fiscal year 2005 and paid the majority of the balance, approximately $150, in the first quarter of fiscal year 2006. The Company had previously accrued for this contingency. In the third quarter of fiscal year 2005, the Company released approximately $23 in tax accruals related to this matter.

17.   EMPLOYEE BENEFIT PLANS

RETIREMENT INCOME PLANS

The Company has qualified and non-qualified defined benefit plans that cover substantially all domestic employees and certain international employees. Benefits are based on either employee years of service and compensation or a stated dollar amount per year of service. The Company is the sole contributor to the plans in amounts deemed necessary to provide benefits and to the extent deductible for federal income tax purposes. Assets of the plans consist primarily of marketable equity and debt security investments. The Company made a discretionary qualified domestic pension contribution of $37 to its domestic qualified retirement income plans in fiscal year 2004. The Company has also contributed $1 and $4 to its foreign

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

17.   EMPLOYEE BENEFIT PLANS (Continued)

retirement income plans for fiscal years 2005 and 2004, respectively. The Company’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit tax laws plus additional amounts as the Company may determine to be appropriate. In fiscal year 2006, Clorox does not expect to make any significant contributions to its domestic and foreign pension plans.

RETIREMENT HEALTH CARE

The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met. Benefits paid take into consideration payments by Medicare. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain of these plans.

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation (“APBO”) was 10% for medical and 15% for prescription drugs for fiscal year 2005. These rates have been assumed to gradually decrease by 1% for each year until an assumed ultimate trend of 5% is reached in 2010 for medical and 2016 for prescription drugs. The healthcare cost trend rate assumption has a significant effect on the amounts reported. The effect of a one percentage point increase or decrease in the assumed healthcare cost trend rate on the total service and interest cost components and the postretirement benefit obligation was less than $1 as of June 30, 2005, 2004 and 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

17.   EMPLOYEE BENEFIT PLANS (Continued)

Summarized information for the Company’s retirement income and healthcare plans as of and for the fiscal year ended June 30:

	Retirement Income		Retirement Health Care
	2005	2004	2005	2004
Change in benefit obligations
Benefit obligation at beginning of year	$404	$387	$77	$76
Service cost	13	12	2	2
Interest cost	26	24	5	5
Employee contributions to deferred compensation plans	7	8	—	—
Actuarial loss (gain)	112	3	6	(3)
Benefits paid	(32)	(30)	(6)	(3)
Benefit obligation at end of year	530	404	84	77
Change in plan assets
Fair value of assets at beginning of year	334	272	—	—
Actual return on plan assets	29	45	—	—
Employer contributions to qualified and nonqualified plans	8	47	6	3
Benefits paid	(32)	(30)	(6)	(3)
Fair value of plan assets at end of year	339	334	—	—
Unfunded status	(191)	(70)	(84)	(77)
Unrecognized prior service cost	(3)	(4)	(10)	(12)
Unrecognized loss	220	118	12	7
Prepaid (accrued) benefit cost	$26	$44	$(82)	$(82)
Amount recognized in the balance sheets consists of:
Pension benefit assets	$2	$119	—	—
Accrued benefit liability	(175)	(84)	$(82)	$(82)
Accumulated other comprehensive net losses, before deferred tax benefits	199	9	—	—
Net amount recognized	$26	$44	$(82)	$(82)

The projected benefit obligation, accumulated benefit obligation (“ABO”) and fair value of plan assets for those retirement income plans with an ABO in excess of plan assets were $460, $445, and $326, respectively, as of June 30, 2005 and $47, $46 and $4, respectively, as of June 30, 2004. The ABO for all retirement income plans was $457 and $353 as of June 30, 2005 and 2004. The Company uses a June 30 measurement date for its significant benefit plans.

At June 30, 2005 and 2004, the Company had additional minimum pension liabilities of $199 and $9, respectively, which were included in accumulated other comprehensive net losses, with an offset to other liabilities. These balances represent the excess of the accumulated benefit obligation over the market value of plan assets. At June 30, 2005 and 2004 the Company recorded deferred taxes of $75 and $3 associated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

17.   EMPLOYEE BENEFIT PLANS (Continued)

with the additional minimum pension liabilities with an offset to accumulated other comprehensive net losses.

	Retirement Income			Retirement Health Care
	2005	2004	2003	2005	2004	2003
Components of net periodic benefit cost
Service cost	$13	$12	$11	$2	$2	$2
Interest cost	26	24	24	5	5	5
Expected return on plan assets	(28)	(29)	(30)	—	—	—
Plan adjustments	—	—	11	—	—	(4)
Amortization of unrecognized items	8	6	(2)	(2)	(1)	(1)
Total net periodic benefit cost	$19	$13	$14	$5	$6	$2

The target allocations and weighted average asset allocations of the investment portfolio for the Company’s domestic qualified retirement income plan at June 30 are:

	% Target	% of Plan Assets at June 30
	Allocation	2005	2004
Asset Category
U.S. equity	57	58	60
International equity	18	18	16
Fixed income	25	24	24
Total	100%	100%	100%

The expected long-term rate of return assumption is based on an analysis of historical experience of the portfolio and the summation of prospective returns for each asset class in proportion to the fund’s current asset allocation. The discount rate assumption is determined annually based on the Moody’s Aa-rated long-term bonds, which approximate the timing and cash outflows of the Company’s defined benefit payments. The target asset allocation was determined based on the risk tolerance characteristics of the plan and, at times, may be adjusted to achieve the Company’s overall investment objective and to minimize any concentration of investment risk. The Company’s objective is to invest plan assets in a manner that will generate resources to pay current and projected plan obligations over the life of the domestic qualified retirement income plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

17.   EMPLOYEE BENEFIT PLANS (Continued)

Weighted-average assumptions used to estimate the actuarial present value of benefit obligations at June 30 and the net periodic pension and other postretirement benefit expenses (income) for the fiscal year ended June 30, are as follows:

	Retirement Income		Retirement Health Care
	2005	2004	2005	2004
Benefit Obligation
Discount rate
Range	5.00% to 5.25%	5.50% to 6.50%	5.00% to 5.25%	6.25% to 6.50%
Weighted average	5.01%	6.48%	5.01%	6.49%
Rate of compensation increase
Range	3.50% to 5.50%	3.50% to 5.50%	n/a	n/a
Weighted average	4.17%	4.17%	n/a	n/a
Expected return on plan assets
Range	6.50% to 8.25%	6.50% to 8.25%	n/a	n/a
Weighted average	8.18%	8.19%	n/a	n/a

	Retirement Income
	2005	2004	2003
Net periodic expense (income)
Discount rate
Range	5.50% to 6.50%	4.75% to 6.25%	5.75% to 7.25%
Weighted average	6.49%	6.24%	7.23%
Rate of compensation increase
Range	3.50% to 5.50%	3.50% to 5.50%	3.50% to 5.50%
Weighted average	4.17%	4.17%	4.16%
Expected return on plan assets
Range	6.50% to 8.25%	6.50% to 8.25%	6.50% to 9.50%
Weighted average	8.18%	8.19%	9.41%

	Retirement Health Care
	2005	2004	2003
Net periodic expense (income)
Discount rate
Range	6.25% to 6.50%	6.25% to 6.50%	6.25% to 6.75%
Weighted average	6.49%	6.49%	6.27%

Expected benefit payments for the Company’s pension and other postretirement plans are as follows:

	Retirement Income	Retirement Health Care
2006	$30	$7
2007	31	7
2008	32	7
2009	32	6
2010	34	6
Fiscal years 2011–2015	168	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

17.   Employee Benefit Plans (Continued)

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

DEFINED CONTRIBUTION PLANS

The Company has defined contribution plans for most of its domestic employees. The cost of those plans is based on the Company’s profitability and level of participants’ deferrals qualifying for match. The plans include The Clorox Company 401(k) Plan, which has two components, a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with Company contributions. Company contributions to the profit sharing component above 3% of employee eligible earnings are discretionary and are based on Company performance targets including sales growth, operating margins, and ROIC. The aggregate cost of the defined contribution plans was $22, $26 and $38 in fiscal years 2005, 2004 and 2003, respectively, including $18, $22 and $33, respectively, of discretionary contributions. The Company also has defined contribution plans for certain of its international employees. The aggregate cost of these foreign plans was $2, $2 and $2 in fiscal years 2005, 2004 and 2003, respectively.

18.   SEGMENT REPORTING

Information regarding the Company’s operating segments is shown below. Each segment is individually managed with separate operating results that are reviewed regularly by the chief operating decision makers. Certain information presented below for prior years has been reclassified to conform to the current year’s presentation, including the reclassifications necessary to reflect the realignment of business responsibilities for the Company’s senior leadership, which was effective in January 2005. Intersegment sales are insignificant. The operating segments include:

•       Household Group — North America, formerly known as Household Products — North America: Includes U.S. bleach, cleaning, water-filtration and professional products; the automotive-care business; and all products marketed in Canada. The automotive-care business and professional products were previously included in the Specialty Products segment. The Soft Scrub business, previously part of the Household Products — North America segment, is included in discontinued operations.

•       Specialty Group, formerly known as Specialty Products: Includes the plastic bags, wraps and containers businesses marketed in the United States, charcoal, cat litter and food products. The plastic bags, wraps and containers businesses were previously included in the Household Products — North America segment. The domestic insecticide business, previously part of the Specialty Products segment, is included in discontinued operations.

•       International, formerly known as Household Products — Latin America/Other: Includes operations outside the United States and Canada, excluding the European automotive-care business. The international insecticide business and Henkel Iberica, both previously part of the Household Products — Latin America/Other segment, are included in discontinued operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

18.   SEGMENT REPORTING (Continued)

Corporate includes certain non-allocated administrative costs, amortization of trademarks and other intangible assets, interest income, interest expense, foreign exchange gains and losses, and other non-operating income and expense. Corporate assets include cash and cash equivalents, the Company’s headquarters and research and development facilities, information systems hardware and software, pension balances, and other investments.

	Fiscal Year	Household Group	Specialty Group	International	Corporate	Total Company
Net sales	2005	$2,038	$1,788	$562	$—	$4,388
	2004	1,986	1,677	499	—	4,162
	2003	1,995	1,549	442	—	3,986
Earnings (losses) from continuing operations before income taxes	2005	633	435	119	(458)	729
	2004	634	417	115	(414)	752
	2003	613	442	55	(392)	718
Equity in earnings of affiliates	2005	—	—	13	(1)	12
	2004	—	—	17	—	17
	2003	—	—	9	—	9
Identifiable assets	2005	1,360	862	549	846	3,617
	2004	1,355	908	660	911	3,834
Capital expenditures	2005	39	61	9	42	151
	2004	30	61	6	73	170
	2003	29	55	7	112	203
Depreciation and amortization	2005	42	64	9	75	190
	2004	40	63	11	81	195
	2003	43	54	10	82	189
Significant non-cash charges included in earnings from continuing operations before income taxes:
Asset impairment costs	2005	—	26	3	—	29
	2004	—	10	—	—	10
	2003	—	—	33	—	33

The aggregate net pretax gain on divestitures in fiscal year 2003 was $2 and was included in the Specialty Group segment. There were no divestitures in fiscal year 2004 or 2005. The $20 gain recorded on the exchange of Henkel Iberica was included in the Corporate segment.

Net sales to the Company’s largest customer, Wal-Mart Stores, Inc. and its affiliates, were 27%, 25% and 25% of consolidated net sales in fiscal years 2005, 2004 and 2003, respectively, and occurred primarily within the Household Group and Specialty Group segments. No other customers exceeded 6% of consolidated net sales in any year.

Sales of Glad trash bags represented approximately 12% and 10%, respectively, of total Company net sales in fiscal year 2005 and 2004. Sales of Clorox liquid bleach represented approximately 11% and 12%, respectively, of total Company net sales in fiscal year 2005 and 2004. No other product line exceeded 10%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

18.   SEGMENT REPORTING (Continued)

of net sales in either fiscal year 2005 or 2004. Other than Clorox liquid bleach, no other product line exceeded 10% of net sales in fiscal year ended June 30, 2003.

Net sales and long-lived assets by geographic area as of and for the fiscal years ended June 30 were as follows:

	Fiscal Year	United States	Foreign	Total Company
Net sales	2005	$3,692	$696	$4,388
	2004	3,547	615	4,162
	2003	3,433	553	3,986
Long-lived assets	2005	883	116	999
	2004	937	115	1,052

19.   Other Contingencies

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations. The Company has a recorded liability of $33 and $29 at June 30, 2005 and 2004, respectively, for its share of the related aggregate future remediation cost, of which $8 was accrued during the year ended June 30, 2005. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounts for a substantial majority of the recorded liability at both June 30, 2005 and 2004. The Company is subject to a cost-sharing arrangement with another party for this matter, under which Clorox has agreed to be liable for 24.3% of the aggregate remediation and associated costs, other than legal fees, as the Company and the other party are each responsible for their own such fees. In October 2004, the Company and the other party agreed to a consent judgment with the Michigan Department of Environmental Quality (“MDEQ”), which sets forth certain remediation goals and monitoring activities. Based on the current status of this matter, and with the assistance of environmental consultants, the Company maintains an undiscounted liability representing its best estimate of its share of costs associated with the capital expenditures, maintenance and other costs to be incurred over an estimated 30-year remediation period. The most significant components of the liability relate to the estimated costs associated with the remediation of groundwater contamination and excess levels of subterranean methane deposits. Currently, the Company cannot accurately predict the timing of the payments that will likely be made under this estimated obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the timing, varying costs and alternative clean-up technologies that may become available in the future. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

The Company is also subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

20.   Guarantees

In conjunction with divestitures and other transactions, the Company may provide indemnifications relating to the enforceability of trademarks, pre-existing legal, tax, environmental and employee liabilities, as well as provisions for product returns and other items. The Company has indemnification agreements in effect that specify a maximum possible indemnification exposure. The Company’s aggregate maximum exposure from these agreements is $291, which consists primarily of an indemnity of up to $250 made to Henkel in connection with the Share Exchange Agreement, subject to a minimum threshold of $12 before any payments would be made. The general representations and warranties made by the Company in connection with the Henkel Share Exchange Agreement were made to guarantee statements of fact at the time of the transaction closing and pertain to environmental, legal, and other matters and have terms with varying expiration dates.

In addition to the indemnifications related to the general representations and warranties, the Company entered into an agreement with Henkel regarding certain tax matters. The Company made certain representations of fact as of the closing date of the exchange transaction and certain representations and warranties regarding future performance designed to preserve the tax-free status of the exchange transaction. In general, the Company agreed to be responsible for Henkel’s taxes on the transaction if the Company’s actions result in a breach of the representations and warranties in a manner that causes the share exchange to fail to qualify for tax-free treatment. Henkel has agreed to similar obligations. The Company is unable to estimate the amount of maximum potential liability relating to the tax indemnification as the agreement does not specify a maximum amount and the Company does not know Henkel’s tax basis in the shares exchanged in the exchange transaction nor the effective tax rate that would be applied, although the Company believes Henkel’s tax basis in the shares exchanged is low. The Company does note, however, that the potential tax exposure, if any, could be very significant as the value of the subsidiary stock transferred to Henkel in the exchange transaction was approximately $2,800. Although the agreement does not specify an indemnification term, any exposure under the agreement would be limited to taxes assessed prior to the expiration of the statute of limitations period for assessing taxes on the share exchange transaction. Based on the nature of the representations and warranties as well as other factors, the Company has not accrued any liability under this indemnity.

The Company is a party to a $22 letter of credit issued to one of its insurance carriers. The Company has not recorded any liabilities on any of the aforementioned guarantees at June 30, 2005.

21.   Earnings per Share

A reconciliation of the weighted average number of common shares outstanding (in thousands) used to calculate basic and diluted earnings per common share is as follows for the fiscal years ended June 30:

	2005	2004	2003
Basic	176,586	211,683	218,174
Stock options and other	2,590	2,688	2,518
Diluted	179,176	214,371	220,692

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

21.   Earnings per Share (Continued)

Stock options to purchase 502,326, 832,815, and 1,045,413 shares of common stock for the fiscal years ended June 30, 2005, 2004 and 2003, respectively, were not included in the computation of diluted net earnings per common share because the exercise price of the stock options was greater than the average market price of the common shares and therefore the effect would be antidilutive.

22.   Unaudited Quarterly Data

	Quarters Ended
	September 30	December 31	March 31	June 30	Total Year
Fiscal year ended June 30, 2005
Net sales	$1,048	$1,000	$1,086	$1,254	$4,388
Cost of products sold	591	569	632	701	2,493
Earnings from continuing operations (1)(2)(3)(4)	$109	$136	$116	$156	$517
Earnings from discontinued operations, net of tax	14	563	2	—	579
Net earnings (5)	$123	$699	$118	$156	$1,096
Per common share (6):
Net earnings
Basic
Continuing operations	$0.51	$0.73	$0.76	$1.02	$2.92
Discontinued operations	0.07	3.00	0.01	—	3.28
Net earnings	$0.58	$3.73	$0.77	$1.02	$6.20
Diluted
Continuing operations	$0.50	$0.72	$0.75	$1.00	$2.88
Discontinued operations	0.07	2.96	0.01	—	3.23
Net earnings	$0.57	$3.68	$0.76	$1.00	$6.11
Dividends paid	$0.27	$0.27	$0.28	$0.28	$1.10
Dividends accrued (7)	—	—	—	$0.28	$0.28
Market price (NYSE)
High	$54.93	$59.45	$63.48	$66.04	$66.04
Low	48.90	53.20	56.80	55.15	48.90
Year-end					55.72

(1)          In the first quarter of fiscal year 2005, the Company recorded pretax asset impairment charges of $27 related to the supply chain restructuring initiative for the Glad business, part of the Specialty Group operating segment.

(2)          The Company released approximately $23 in tax accruals in the third quarter as a result of reaching settlement on an income tax contingency, thereby reducing income tax expense on continuing operations.

(3)          In the third quarter, the Company recorded a $9 after tax charge to recognize certain low-income housing partnership operating losses realized in prior fiscal years. The aggregate charge accumulated over the approximate 14-year period during which the Company invested in the partnerships.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Clorox Company
(Dollars in millions, except per-share amounts)

(Continued) (Continued)

(4)          The Company recorded an $8 after tax benefit in the fourth quarter of fiscal year 2005 to recognize certain currency transaction gains which accumulated over a four-year period in a foreign subsidiary.

(5)          Upon closing of the Henkel exchange transaction in the second quarter, the Company recognized a total gain of $570 and reversed a total of $8 of deferred income taxes. Of the total gain recognized, $550 relates to the Operating Businesses and is included in discontinued operations and $20 relates to Henkel Iberica and is included in continuing operations. Of the total deferred tax reversal, $6 relates to the Operating Businesses and is included in discontinued operations and $2 relates to Henkel Iberica and is included in continuing operations.

(6)          On November 22, 2004, the Company acquired 61.4 million shares of its common stock from Henkel as part of the share exchange.

(7)   At June 30, 2005, the Company accrued $42 of dividends declared in May 2005 and paid in August 2005. In the first quarter of fiscal year 2005, the Company paid $58 of dividends which should have been accrued at June 30, 2004. The Company does not believe the accrual was material to the period to which it relates.

	Quarters Ended
	September 30	December 31	March 31	June 30	Total Year
Fiscal year ended June 30, 2004
Net sales	$1,006	$920	$1,051	$1,185	$4,162
Cost of products sold	577	527	584	643	2,331
Earnings from continuing operations (1)	$115	$101	$115	$159	$490
Earnings from discontinued operations, net of tax (2)	14	8	11	26	59
Net earnings	$129	$109	$126	$185	$549
Per common share:
Net earnings
Basic
Continuing operations	$0.54	$0.48	$0.55	$0.75	$2.31
Discontinued operations	0.07	0.04	0.05	0.12	0.28
Net earnings	$0.61	$0.52	$0.60	$0.87	$2.59
Diluted
Continuing operations	$0.54	$0.47	$0.54	$0.74	$2.28
Discontinued operations	0.06	0.04	0.05	0.12	0.28
Net earnings	$0.60	$0.51	$0.59	$0.86	$2.56
Dividends paid	$0.27	$0.27	$0.27	$0.27	$1.08
Market price (NYSE)
High	$46.52	$49.16	$50.95	$54.29	$54.29
Low	41.60	44.44	46.50	48.73	41.60
Year-end					53.78

(1)   Earnings from continuing operations for the fourth quarter include pretax restructuring and asset impairment charges of $11.

(2)          The Company recognized $5 of income tax benefits in earnings from discontinued operations in the fourth quarter of fiscal year 2004, which includes $3 (or $0.02 per diluted share based upon average shares outstanding during the fourth quarter) of income tax benefits related to losses incurred in the first three quarters of fiscal year 2004.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2005 and concluded that it is effective.

The Company’s independent registered public accounting firm, Ernst & Young, LLP has audited the effectiveness of the Company’s internal control over financial reporting and management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2005.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company

We have audited the accompanying consolidated balance sheets of The Clorox Company as of June 30, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2005. Our audits also included the financial statement schedule in Exhibit 99-2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Clorox Company at June 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Clorox Company’s internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 26, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
August 26, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that The Clorox Company maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Clorox Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that The Clorox Company maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Clorox Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company as of June 30, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2005 and our report dated August 26, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
August 26, 2005

FIVE-YEAR FINANCIAL SUMMARY

The Clorox Company

Years ended June 30	2005	2004	2003	2002	2001
Dollars in millions, except per-share data and percentages
OPERATIONS
Net sales	$4,388	$4,162	$3,986	$3,859	$3,697
Cost of products sold	2,493	2,331	2,171	2,222	2,228
Gross profit	1,895	1,831	1,815	1,637	1,469
Selling and administrative expenses	551	543	523	516	472
Advertising costs	435	420	446	381	336
Research and development costs	88	84	75	64	67
Restructuring and asset impairment costs	36	11	33	184	59
Interest expense	79	30	28	38	88
Other (income) expense, net	(23)	(9)	(8)	(23)	46
Earnings from continuing operations before income taxes	729	752	718	477	401
Income taxes on continuing operations	214	262	257	173	124
Reversal of deferred taxes from equity investment in Henkel Iberica S.A.	(2)	—	—	—	—
Earnings from continuing operations	517	490	461	304	277
Earnings from discontinued operations, net of tax(1)	579	59	32	18	48
Cumulative effect of change in accounting principle	—	—	—	—	(2)
Net earnings	$1,096	$549	$493	$322	$323
Change in net sales	5%	4%	3%	4%	-2%
Change in net earnings	100%	11%	53%	—	-18%
COMMON STOCK
Weighted average shares outstanding (in thousands)
Basic	176,586	211,683	218,174	231,849	236,149
Diluted	179,176	214,371	220,692	234,704	239,483
Earnings (loss) per common share
Basic
Continuing operations	$2.92	$2.31	$2.11	$1.31	$1.18
Discontinued operations	3.28	0.28	0.15	0.08	0.20
Cumulative effect of change in accounting principle	—	—	—	—	(0.01)
Basic net earnings per common share	$6.20	$2.59	$2.26	$1.39	$1.37
Diluted
Continuing operations	$2.88	$2.28	$2.08	$1.29	$1.16
Discontinued operations	3.23	0.28	0.15	0.08	0.20
Cumulative effect of change in accounting principle	—	—	—	—	(0.01)
Diluted net earnings per common share	$6.11	$2.56	$2.23	$1.37	$1.35
Dividends paid	$1.10	$1.08	$0.88	$0.84	$0.84
Dividends accrued	$0.28	—	—	—	—
OTHER DATA
Property, plant and equipment, net	$999	$1,052	$1,072	$992	$1,036
Capital expenditures	151	170	203	174	190
Long-term debt	2,122	475	495	678	685
Total assets	3,617	3,834	3,652	3,524	4,028
Stockholders’ (deficit) equity	(553)	1,540	1,215	1,366	1,933

(1)   In fiscal year 2003, the Company announced its intent to sell its business in Brazil. In fiscal year 2005, the Company completed the exchange of its ownership interest in a subsidiary for Henkel KG&A’s interest in Clorox common stock.